PROSPECTUS

Filed pursuant to

Rule 424(b)(3)

Registration No. 333-101852

Nucor Corporation

Offer to Exchange $350,000,000 of its 4.875% Notes due 2012,

Registered under the Securities Act, for $350,000,000 of its

Outstanding Unregistered 4.875% Notes due 2012

This exchange offer will expire at 5:00 p.m., New York City time, on April 10, 2003, unless extended.

•	We are offering to exchange $350 million aggregate principal amount of registered 4.875% notes due October 1, 2012, registered under the Securities Act, which are referred to in this prospectus as the new notes, for all $350 million aggregate principal amount of outstanding unregistered 4.875% notes due October 1, 2012, which are referred to in this prospectus as the old notes. We sometimes refer to the new notes and the old notes collectively as the notes.

•	The terms of the new notes will be substantially identical to the old notes that we issued on October 1, 2002, except that the new notes will be registered under the Securities Act and generally will not be subject to transfer restrictions or registration rights. The old notes were issued in reliance upon an available exemption from the registration requirements of the Securities Act.

•	We will pay interest on the new notes on each April 1 and October 1, beginning April 1, 2003.

•	Subject to the terms of this exchange offer, we will exchange the new notes for all old notes that are validly tendered and not withdrawn prior to the expiration of this exchange offer. The exchange offer is not conditioned upon the exchange of a minimum principal amount of old notes.

•	The exchange of old notes for new notes in this exchange offer should not be a taxable event for U.S. federal income tax purposes.

•	We will not receive any proceeds from this exchange offer.

•	We do not intend to list the new notes on any securities exchange or other trading market.

Investing in the new notes involves risks. You should consider carefully factors such as the risk factors beginning on page 10 of this prospectus before tendering your old notes in this exchange offer.

Neither the Securities and Exchange Commission nor any other state securities commission has approved or disapproved of the new notes or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

Each broker-dealer that receives new notes for its own account pursuant to this exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the new notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes if the old notes were acquired by the broker-dealer as a result of market-making activities or other trading activities.

We have agreed that, starting on the date we issue the new notes and ending no later than the close of business on the date which is 180 days after completion of this exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any such resale. A broker-dealer may not participate in the exchange offer with respect to old notes acquired other than as a result of market-making activities or other trading activities. See “Plan of Distribution”.

The date of this prospectus is March 7, 2003.

IMPORTANT INFORMATION ABOUT THIS PROSPECTUS

In making your investment decision you should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any person to provide you with information in addition to, different from or inconsistent with the information contained or incorporated by reference in this prospectus or to represent anything else about us. If anyone provides you with information that is in addition to, different from or inconsistent with the information contained or incorporated by reference in this prospectus, it may not be accurate or complete and you should not rely on it. Except as otherwise indicated, the information appearing in this prospectus speaks only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date. The delivery of this prospectus under any circumstances does not imply that there has been no change in our affairs or that the information herein is correct as of any date subsequent to the date hereof.

This prospectus summarizes certain documents and other information, and we refer you to them for a more complete understanding of what we discuss in the prospectus.

We are not making this exchange offer to, and we do not intend to accept surrenders for exchange from, holders of old notes in any jurisdiction in which this exchange offer or the acceptance of this exchange offer would violate the securities or other laws of that jurisdiction.

Unless the context otherwise requires, as used in this prospectus:

•	the terms “Nucor”, “our company”, “we”, “us” and “our” refer to Nucor Corporation and its subsidiaries, unless the context requires otherwise. However, for purposes of the section entitled

i

“Description of Notes”, whenever we refer to “Nucor” or to “us”, or use terms such as “we”, “our”, or “our company”, we are referring only to Nucor Corporation and not to any of our subsidiaries;

•	the term “old notes” refers to the 4.875% notes due 2012 that we issued on October 1, 2002;

•	the term “new notes” refers to the 4.875% notes due 2012 that we registered under the Securities Act of 1933, as amended (which we refer to as the “Securities Act”) and that we are offering in exchange for the old notes; and

•	the term “notes” refers to the old notes and the new notes, collectively.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (which we refer to as the “Exchange Act”). In accordance with the Exchange Act, we file reports, proxy statements and other information with the SEC. The reports, proxy statements and other information can be inspected and copied at the public reference facility that the SEC maintains at 450 Fifth Street, NW, Washington, D.C. 20549. Copies may be obtained from the SEC by paying the required fees. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC, including us. Our SEC filings are also available at the office of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

We “incorporate by reference” in this prospectus some of the information filed by us with the SEC, which means that we disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus, and information that we subsequently file with the SEC will automatically update and supersede the information in this prospectus and in our other filings with the SEC. We incorporate by reference the documents listed below, which we have already filed with the SEC, and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the exchange offer contemplated by this prospectus is terminated.

The following documents filed by us with the SEC are incorporated by reference in this prospectus and to the extent any information contained in any of those previously filed documents is inconsistent with this prospectus, the information contained in this prospectus will supersede information contained in those documents:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2001;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 30, June 29, and September 28, 2002;

•	our Current Reports on Form 8-K filed on June 7, July 29, October 3 and December 20, 2002; and

•	our Proxy Statement dated March 21, 2002.

As used in this prospectus, the term “prospectus” means this prospectus, including the documents incorporated by reference, as the same may be amended, supplemented or otherwise modified from time to time. We will provide without charge to each person to whom a copy of this prospectus has been delivered, on the written or oral request of that person, a copy of any or all of the documents which have been or may be incorporated in this prospectus by reference (other than exhibits to such documents unless those exhibits are specifically incorporated by reference in any such documents) and a copy of any or all other contracts or documents which are referred to in this prospectus.

You may request a copy of these filings and other documents, including without limitation the indenture and exchange and registration rights agreement, at no cost by contacting us at: Nucor Corporation, 2100 Rexford Road, Charlotte, North Carolina 28211, Attention: Terry S. Lisenby, Chief Financial Officer, Treasurer and Executive Vice President, or telephoning us at (704) 366-7000.

If you would like to request documents, please do so no later than April 3, 2003, in order to receive the documents before this exchange offer expires on April 10, 2003.

If we have referred in this prospectus to any contracts, agreements or other documents and have incorporated any of those contracts, agreements or documents in this prospectus or have filed them as exhibits to the registration statement, you should read the relevant document for a more complete understanding of the document or matter involved.

SEC REVIEW

On December 21, 2001, the Securities and Exchange Commission, or the SEC, publicly announced that its staff would monitor, in 2002, annual reports submitted by all Fortune 500 companies that file periodic reports with the SEC as a new initiative to significantly expand its review of financial and non-financial disclosures made by public companies. In September 2002, we received a comment letter from the staff of the SEC regarding its review of the financial statements and related disclosures included in our 2001 annual report on Form 10-K and quarterly reports on Form 10-Q for the periods ended March 30 and June 29, 2002. The comments principally ask us to provide additional information and to make additional disclosures in our financial statement footnotes and our management’s discussion and analysis. The letter requests that we prepare future filings consistent with the comments but does not request us to amend any previously filed report. We have provided responses to the SEC on these comments and have agreed to provide additional information and disclosures, principally in our financial statements and our management’s discussion and analysis, in our future filings with the SEC relating to year-end 2002 and on a going-forward basis. We believe that compliance with any or all of those comments in the preparation of the financial statements included in this prospectus would not have resulted in any change in our reported net earnings or in the calculations of EBITDA included in this prospectus.

TRADEMARKS AND TRADE NAMES

Castrip® is a registered trademark of a joint venture between us, Broken Hill Proprietary Corporation and Ishikawajima-Harima Heavy Industries, and HIsmelt® is a registered trademark of a joint venture between us, the Rio Tinto Group, Mitsubishi Corp. and Shougang Corp. Any references in this document to either of those terms without the “®” symbol represent defined terms that reference the technologies bearing the trademark which includes that symbol.

SPECIAL NOTE OF CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the information incorporated by reference in this prospectus contain “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, particularly those statements preceded by, followed by, or that otherwise include, the words “anticipate”, “believe”, “estimate”, “expect”, “intend”, or similar expressions. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Forward-looking statements relating to expectations about future results or events are based upon information available to us as of the date of this prospectus, and we assume no obligation to update any of these statements. The forward-looking statements are not guarantees of our future performance, and actual results may vary materially from the results and expectations discussed. Risks and uncertainties that could cause actual results to vary materially include without limitation the following:

•	The sensitivity of the results of our operations to prevailing steel prices and the price of steel scrap and other raw materials;

•	The cyclical nature of the domestic steel industry;

•	Intense competition, including from imports and substitute materials;

•	Excess world capacity for steel production;

•	Adjustments, repeal or lapse of existing U.S. tariffs on imported steel and adverse outcomes of pending and future trade cases alleging unlawful practices in connection with the importing of steel into the U.S.;

•	High energy costs associated with the production of steel products;

•	Capital investments and their impact on our capabilities;

•	Our safety performance;

•	Uncertainties regarding the cost of our compliance with future environmental laws and regulations; and

•	Other factors described in this prospectus or the documents we file with the SEC and incorporate by reference into this prospectus.

For some of the additional information that could cause actual results to vary materially from those described in the forward-looking statements, you should refer to the information contained in “Risk Factors” and the filings made by us with the SEC that are incorporated by reference into this prospectus. The section entitled “Where You Can Find More Information” describes how to obtain these filings and information.

PROSPECTUS SUMMARY

This summary highlights selected information about us, our industry and the new notes. This summary is not complete and may not contain all of the information that is important to you. You should read this entire prospectus carefully, including “Risk Factors”, and the documents that we have filed with the SEC and incorporated by reference into this prospectus.

Our Company

We are the largest steel producer in the United States. Additionally, we are the nation’s largest recycler, using steel scrap as the primary material in producing our steel products. We had sales of over $4.1 billion and recycled over 10 million tons of scrap steel in 2001. We produce and sell steel in the following forms:

•	steel bars, beams, sheets and plates,

•	steel joists and joist girders,

•	steel deck,

•	cold-finished (or rolled) steel,

•	steel fasteners,

•	metal building systems, and

•	light gauge steel framing.

We manufacture our steel principally from steel scrap, utilizing electric arc furnaces, continuous casting and automated rolling mills. We process some of our manufactured steel to produce cold-rolled or cold-finished steel, steel joists and joist girders, and steel fasteners. We further process our cold-rolled steel to produce steel deck.

Our products are primarily carbon steel, which is steel containing iron, carbon and other alloys. A variety of alloys are used to achieve distinct properties to meet specific applications.

In 2001, approximately 90% of our hot- and cold-rolled steel production was sold to non-affiliated customers in the United States; the remainder was used by us in the manufacture of other steel products as described above. We market our steel products in the United States principally through our in-house sales force. We believe the primary competitive factors in selling steel products are price and service. We face considerable competition from numerous domestic manufacturers and foreign imports, often at prices that we believe involve “dumping” in the case of foreign imports.

We have operations in 14 states and as of February 15, 2003 had approximately 10,000 employees. None of our employees are represented by labor unions.

We were incorporated in Delaware in 1958 and maintain our principal executive offices at 2100 Rexford Road, Charlotte, North Carolina 28211, telephone (704) 366-7000.

Recent Developments

Birmingham Steel Corporation

On December 9, 2002, we completed our acquisition of substantially all of Birmingham Steel Corporation’s assets for approximately $615 million in cash. The assets purchased include four operating mills and approximately $120 million of accounts receivable and inventory. As required by the acquisition agreement, Birmingham Steel filed for Chapter 11 bankruptcy pursuant to a pre-arranged plan, which was agreed to by us, Birmingham Steel and its secured creditors. The United States Bankruptcy Court in Delaware confirmed the plan of reorganization and approved the acquisition. The Anti-Trust Division of the United States Department of Justice granted early termination of the Hart-Scott-Rodino waiting period, allowing the transaction to proceed under the antitrust laws.

Recent Financing

On October 4, 2002, we entered into a new revolving unsecured credit facility that provides for up to $425 million in revolving loans. This credit facility consists of (i) a $125 million 364-day revolver with an option to permit us to convert amounts outstanding under this facility to a one-year term loan, and (ii) a $300 million five-year multi-currency revolver, a portion of which is available for the issuance of letters of credit and foreign currency borrowings. Borrowings under this credit facility will bear interest at LIBOR plus an applicable spread to be determined by reference to our senior unsecured debt ratings by Standard & Poor’s Ratings Services and Moody’s Investors Service. This credit facility subjects us to customary financial and other covenants. We currently have no borrowings under this new credit facility.

Our new senior credit facility replaced our old credit facilities that provided for up to $248 million in revolving loans, which were scheduled to expire from 2003 through 2007. We had no amounts outstanding under those old credit facilities.

Outlook

On February 6, 2003, we issued a fourth quarter earnings release, in which we stated that our fourth quarter earnings were expected to be $0.55 per share, based on net earnings of $42.9 million, and that sales for 2002 were expected to be $4.6 billion. Total steel production in 2002 was 13.6 million tons. We also stated that we expect the first quarter of 2003 to be impacted by continuing weak economic conditions and severely depressed levels of non-residential construction, and that, based on preliminary information, our first quarter earnings could be between $0.20 to $0.25 per share. We currently expect to file our audited 2002 year-end financial statements in late March 2003.

This Exchange Offer

Background

We issued the old notes in a private offering on October 1, 2002 that was exempt from the SEC’s registration requirements. In connection with that private offering, we entered into an exchange and registration rights agreement in which we agreed, among other things, to deliver this prospectus to you and to complete an exchange offer for the old notes.

General

We are offering to exchange the new notes for a like principal amount of old notes. Old notes may be tendered, and new notes will be issued, only in integral multiples of $1,000 principal amount. Currently, there are $350 million in principal amount of 4.875% notes due 2012 outstanding. You are entitled under the exchange and registration rights agreement to exchange your old notes for registered notes with substantially identical terms. The exchange offer is intended to satisfy these rights. The terms of the new notes are identical in all material respects to the terms of the old notes except that the new notes are registered under the Securities Act and generally are not subject to transfer restrictions or registration rights.

The exchange and registration rights agreement requires us to file a registration statement for a continuous offering in accordance with Rule 415 under the Securities Act for your benefit if, under applicable law, you would not receive freely tradeable registered notes in the exchange offer, you are ineligible to participate in the exchange offer, or in other specified circumstances.

Resale of new notes	We believe that you can resell and transfer your new notes without registering them under the Securities Act and delivering a prospectus if:

•	you are acquiring the new notes in the ordinary course of your business for investment purposes;

•	you are not engaged in, do not intend to engage in and have no arrangement or understanding with anyone to participate in a distribution of the new notes (as defined in the Securities Act); and

•	you are not an affiliate of Nucor as defined in Rule 405 under the Securities Act.

Our belief is based on interpretations expressed in some of the SEC’s no-action letters to other issuers in similar exchange offers. However, we cannot guarantee that the SEC would make a similar decision about this exchange offer. If our belief is wrong, or if you cannot truthfully make the necessary representations, and you transfer any new note received in this exchange offer without meeting the registration and prospectus delivery requirements of the Securities Act or without an exemption from these requirements, then you could incur liability under the Securities Act. We are not indemnifying you for any liability that you may incur under the Securities Act.

If you are a broker-dealer that will receive new notes for your own account in exchange for old notes that you acquired as a result of your market-making or other trading activities, you will be required to acknowledge in the letter of transmittal that you will deliver a prospectus in connection with any resale of the new notes. By so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. A broker-dealer may use this prospectus for an offer to resell or otherwise transfer the new notes. We have agreed that, for a period of up to 180 days after the completion of this exchange offer, we will make this prospectus and any amendment or supplement to this prospectus available to any broker-dealer for use in connection with any resale.

Consequences of failure to exchange

Old notes that are not tendered in the exchange offer or that are not accepted for exchange will continue to bear legends restricting their transfer. You will not be able to offer or sell the old notes unless:

•	each offer or sale is made pursuant to an exemption from the requirements of the Securities Act; or

•	the old notes are registered under the Securities Act.

After the exchange offer is completed, we will no longer have an obligation to register the old notes except in some limited circumstances. See “Risk Factors—Risks Related to the Notes and the Exchange Offer—If you fail to properly exchange your old notes for new notes, you will continue to hold notes subject to transfer restrictions, and the liquidity of the trading market for any untendered old notes may be substantially limited”.

Expiration Date	This exchange offer will expire at 5:00 p.m., New York City time, on April 10, 2003 unless we extend it. We do not currently intend to extend the expiration date.

Withdrawal of tenders	You may withdraw the surrender of your old notes at any time prior to the expiration date.

Conditions to this exchange offer	This exchange offer is subject to customary conditions, which we may assert or waive. See “This Exchange Offer—Conditions to this Exchange Offer”.

Procedures for tendering

If you wish to accept this exchange offer and your old notes are held by a custodial entity such as a bank, broker, dealer, trust company or other nominee, you must instruct the custodial entity to tender your old notes on your behalf pursuant to the procedures of the custodial entity. If your old notes are registered in your name, you must complete, sign and date the accompanying letter of transmittal, or a facsimile of the letter of transmittal, according to the instructions contained in this prospectus and the letter of transmittal. You then must mail or otherwise deliver the letter of transmittal, or a facsimile of the letter of transmittal, together with the old notes and any other required documents, to the exchange agent at the address set forth on the cover page of the letter of transmittal. The blue letter of transmittal should be used to tender old notes.

The old notes were issued as global securities in fully registered form without coupons. Beneficial interests in the old notes which are held by direct or indirect participants in The Depository Trust Company, or DTC, through certificateless depositary interests are shown on, and transfers of the old notes can be made only through, records maintained in book-entry form by DTC with respect to its participants.

Custodial entities that are participants in DTC may tender old notes through DTC’s Automated Tender Offer Program, or ATOP. ATOP enables a custodial entity, and the beneficial owner on whose behalf the custodial entity is acting, to electronically agree to be bound by the letter of transmittal. A letter of transmittal need not accompany tenders effected through ATOP. By tendering your old notes in either of these manners, you will make and agree to the representations that appear under “This Exchange Offer—Purpose and Effect of this Exchange Offer”. For a more complete description of the procedures for tendering in the exchange offer, you should refer to the section later in this document entitled “This Exchange Offer—Procedures for Tendering”.

Closing

The new notes will be issued in exchange for corresponding old notes in this exchange offer, if consummated, on the first business day following the expiration date of this exchange offer or as soon as practicable after that date.

Taxation	The exchange of old notes for new notes in this exchange offer should not be a taxable event for U.S. federal income tax purposes. See “Material United States Federal Income Tax Considerations”.

Exchange agent	The Bank of New York is the exchange agent for this exchange offer. The address and telephone number of the exchange agent are set forth under the caption “This Exchange Offer—Exchange Agent”.

The New Notes

The following is a summary and not a complete description of the new notes. See “Description of Notes” for further information regarding the terms of the new notes. The new notes have substantially the same financial terms and covenants as the old notes, which are as follows:

Issuer	Nucor Corporation

Notes Offered	$350 million aggregate principal amount of 4.875% notes due 2012.

Ratings

Our senior debt is rated A1 by Moody’s Investors Service, Inc. and A+ by Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies. Although they are not required to do so, we expect these rating agencies will continue to monitor our creditworthiness, and will make future adjustments to our ratings when they feel it is necessary. A rating reflects only the view of a rating agency at the time the rating is issued. It is not a recommendation to buy, sell or hold our debt securities, including the notes. Any rating can be revised upward or downward, suspended or withdrawn at any time by a rating agency if it decides the circumstances warrant such a change.

Maturity	October 1, 2012.

Interest

Interest on the new notes will accrue at the rate of 4.875% from the most recent date to which interest on the old notes has been paid or, if no interest has been paid, from the issue date of the old notes. We will pay interest on the new notes on April 1 and October 1 of each year, beginning on April 1, 2003. Holders whose old notes have been accepted for exchange will be deemed to have waived the right to receive any interest accrued on the old notes.

Ranking

The new notes will be our senior unsecured obligations and will rank equally with our other senior unsecured debt and senior to any of our subordinated debt outstanding from time to time. The new notes will rank junior to existing and future secured indebtedness incurred by us and will be structurally subordinated to any future indebtedness incurred by and to some of the liabilities of our subsidiaries.

As of September 28, 2002, after giving pro forma effect to the initial sale of the old notes as if it had been completed on September 28, 2002, we would have had approximately $895 million of total consolidated debt and a percentage of long-term debt to total capital (which includes our long-term debt, minority interests and stockholders’ equity) of approximately 26%. That amount includes approximately $370 million aggregate principal amount of secured indebtedness under industrial revenue and similar bonds that will be senior to the new notes. As of September 28, 2002, our subsidiaries had no indebtedness, other than the $86 million of indebtedness assumed by Nucor Steel Decatur, LLC in connection with our acquisition in July 2002 of substantially all of the assets of Trico Steel Company, LLC, which amount is included in the $370 million of secured indebtedness under industrial revenue and other similar bonds noted in the preceding sentence. On October 4, 2002, we entered into a $425 million unsecured revolving credit facility, which replaced our old credit facilities that provided for up to $248 million in revolving loans.

Redemption by Nucor	We may redeem all or a portion of the new notes at any time and from time to time at a price equal to the greater of:

•	100% of the principal amount of the new notes; or

•	The sum of the present value of the remaining principal amount of and interest on the new notes being redeemed, plus a make-whole premium, in each case plus accrued and unpaid interest to the redemption date.

Restrictive Covenants	The indenture governing the new notes will restrict our ability to create liens, enter into sale and leaseback transactions and merge, consolidate or sell all or substantially all of our assets.

These covenants are subject to important exceptions and qualifications, which are described below under “Description of Notes”.

Use of Proceeds	We will not receive any proceeds from this exchange offer.

Issuance of Additional Debt

We may from time to time, without notice to or the consent of the holders of notes, issue additional amounts of the new notes and create and issue new series of notes ranking equally and ratably with the new notes. Those additional notes may be issued under the indenture relating to the new notes offered by this prospectus, and may vote with the new notes offered hereby on matters affecting all noteholders.

You should read the section entitled “Risk Factors”, as well as other cautionary statements throughout this prospectus, to ensure you understand the risks associated with tendering your old notes in this exchange offer and receiving new notes.

SUMMARY FINANCIAL DATA

We have derived the following summary historical consolidated financial data included in the table below for, and as of the end of, each of the fiscal years in the five-year period ended December 31, 2001 from our audited consolidated financial statements. We have derived the historical financial data as of and for the nine months ended September 29, 2001 and September 28, 2002 from our unaudited condensed consolidated financial statements. The other data have been derived from our audited and unaudited condensed consolidated financial statements and internal records, as applicable, for the respective dates and periods indicated. You should read the following information in conjunction with our consolidated financial statements along with the notes thereto, which are included elsewhere in this prospectus, and the information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

						For the Nine Months Ended
	Year Ended December 31,					September 29, 2001	September 28, 2002
	1997	1998	1999	2000	2001
	(In thousands, except ratios and per ton amounts)
Income Statement Data (1):
Net sales	$4,184,498	$4,151,232	$4,009,346	$4,586,146	$4,139,249	$3,159,680	$3,335,483

Costs, expenses and other:
Cost of products sold	3,488,424	3,500,142	3,394,696	3,774,017	3,717,234	2,828,002	2,982,440
Marketing, administrative and other expenses	145,410	147,973	154,773	183,176	138,560	121,795	126,154
Interest expense (income), net	(35)	(3,832)	(5,095)	(816)	6,525	4,378	8,576
Minority interests	90,517	91,641	85,783	151,461	103,069	72,510	66,224
Other income	—	—	—	—	—	—	(29,900	)(2)

	3,724,316	3,735,924	3,630,157	4,107,838	3,965,388	3,026,685	3,153,494

Earnings before federal income taxes	460,182	415,308	379,189	478,308	173,861 (3)	132,995	181,989
Federal income taxes	165,700	151,600	134,600	167,400	60,900	46,500	62,800

Net earnings	$294,482	$263,708	$244,589	$310,908	$112,961	$86,495	$119,189

Balance Sheet Data:
Cash and short-term investments	$283,381	$308,696	$572,185	$490,576	$462,349	$471,141	$523,007
Total assets	$2,984,383	$3,215,626	$3,718,928	$3,710,868	$3,759,348	$3,811,878	$4,020,489
Long-term debt due within one year	$250	$—	$—	$—	$—	$—	$—
Long-term debt due after one year	$167,950	$215,450	$390,450	$460,450	$460,450	$460,450	$544,550
Stockholders’ equity	$1,876,426	$2,072,552	$2,262,248	$2,130,952	$2,201,460	$2,186,205	$2,292,841
Other Data:
Depreciation	$218,764	$264,039	$256,637	$259,365	$289,063	$219,621	$228,186
Capital expenditures	$306,749	$502,910	$374,718	$415,405	$261,146	$194,822	$141,767
Cash flows provided by operating activities	$577,326	$641,899	$604,834	$820,755	$495,115	$413,597	$412,223
Cash flows used in investing activities	$(305,979)	$(499,985)	$(374,276)	$(410,276)	$(360,400)	$(294,078)	$(178,286)
Cash flows provided by (used in) financing activities	$(92,367)	$(116,599)	$32,930	$(492,087)	$(162,944)	$(138,954)	$(173,279)
EBITDA (4)	$699,967	$699,263	$644,177	$753,767	$474,957	$358,432	$416,924
EBITDA interest coverage (4)(5)	75x	70x	31x	34x	22x	21x	28x
Total debt to capital (6)	7.2%	8.4%	13.4%	15.9%	15.6%	15.8%	17.9%
Total debt to EBITDA (4)(7)	.2x	.3x	.6x	.6x	1x	N/A	N/A
Operating Data:
Tons sold to outside customers	9,786	9,612	10,176	11,189	12,237	9,273	9,947
Composite sales price per ton (8)	$428	$432	$394	$410	$338	$341	$335

(1)	Certain amounts for prior years have been reclassified to conform to the 2002 presentation.
(2)	In the second quarter of 2002, we received $29.9 million related to a graphite electrodes anti-trust settlement.
(3)	In November 2001, we sold Nucor Iron Carbide, Inc. in Trinidad, resulting in a pre-tax gain of $20.2 million, affecting primarily marketing, administrative and other expenses.

(4)	“EBITDA” is defined as earnings before federal income taxes plus depreciation, interest expense (income), net and state income taxes. EBITDA does not represent, and should not be considered as, an alternative to net income or cash flows from operating activities, each as determined in accordance with generally accepted accounting principles in the United States (“GAAP”). Moreover, EBITDA does not necessarily indicate whether cash flow will be sufficient for items such as working capital, debt service or capital expenditures, or to react to changes in our industry or to the economy in general. We believe that EBITDA and ratios based on EBITDA are measures commonly used to evaluate a company’s performance and its performance relative to its financial obligations. Because EBITDA is not calculated by different companies in the same fashion, the EBITDA measures presented by us may not be comparable to similarly titled measures reported by other companies. Therefore, in evaluating EBITDA data, investors should consider, among other factors: the non-GAAP nature of EBITDA data; the GAAP financial statement amounts; actual cash flows and results of operations; the actual availability of funds for debt service, capital expenditures and working capital; and the comparability of our EBITDA data to similarly titled measures reported by other companies.

 The following table sets forth the reconciliation from earnings before federal income taxes to EBITDA:

						For the Nine Months Ended
	Year Ended December 31,					September 29, 2001	September 28, 2002
	1997	1998	1999	2000	2001
	(In thousands)
Earnings before federal income taxes	$460,182	$415,308	$379,189	$478,308	$173,861	$132,995	$181,989
Depreciation	218,764	264,039	256,637	259,365	289,063	219,621	228,186
Interest expense (income), net	(35)	(3,832)	(5,095)	(816)	6,525	4,378	8,576
State income taxes (i)	21,056	23,748	13,446	16,910	5,508	1,438	(1,827)

EBITDA	$699,967	$699,263	$644,177	$753,767	$474,957	$358,432	$416,924

(i) For purposes of this table, state income taxes include certain state franchise taxes.

(5)	EBITDA interest coverage is EBITDA divided by gross interest expense. This ratio should not be construed as an alternative to fixed charge coverage ratio as determined by applicable SEC regulations, as presented in “Ratio of Earnings to Fixed Charges”.
(6)	Total debt to capital is debt divided by total capital. For this calculation, “total capital” consists of long-term debt due after one year, minority interests and stockholders’ equity. We believe that this ratio is commonly used to evaluate a company’s financial condition.
(7)	Total debt to EBITDA is total debt divided by EBITDA. We believe this ratio is commonly used to evaluate a company’s ability to pay its debt.
(8)	Composite sales price per ton is net sales divided by total tons sold to outside customers.

RISK FACTORS

Before you tender your old notes, you should consider the following risk factors, in addition to the other information presented in this prospectus and the documents incorporated by reference in this prospectus. Any of the following risks could harm our business and financial results and cause the value of the notes to decline, which in turn could cause you to lose all or part of your investment. The risks below are not the only ones facing our company. Additional risks not presently known to us or that we presently deem immaterial also may harm our business and financial results.

Risks Related to the Notes and the Exchange Offer

If you fail to properly exchange your old notes for new notes, you will continue to hold notes subject to transfer restrictions, and the liquidity of the trading market for any untendered old notes may be substantially limited.

We will only issue new notes in exchange for old notes that you timely and properly tender. You should allow sufficient time to ensure timely delivery of the old notes, and you should carefully follow the instructions on how to tender your old notes set forth under “This Exchange Offer—Procedures for Tendering” and in the letter of transmittal that accompanies this prospectus. Neither we nor the exchange agent are required to notify you of any defects or irregularities relating to your tender of old notes.

If you do not exchange your old notes for new notes in this exchange offer, the old notes you hold will continue to be subject to the existing transfer restrictions. In general, you may not offer or sell the old notes except under an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not plan to register the old notes under the Securities Act. If you continue to hold any old notes after this exchange offer is completed, you may have trouble selling them because of these restrictions on transfer.

In addition, we anticipate that most holders of old notes will elect to participate in this exchange offer. Consequently, we expect that the liquidity of the market for the old notes after completion of this exchange offer may be substantially limited.

If an active trading market does not develop for the new notes, you may be unable to sell the new notes or to sell them at a price you deem sufficient.

The new notes will be new securities for which no established trading market currently exists. We do not intend to list the new notes on any securities exchange.

The liquidity of any market for the new notes will depend upon various factors, including:

•	the number of holders of the new notes;

•	the interest of securities dealers in making a market for the new notes;

•	the overall market for investment grade securities;

•	our financial performance and prospects; and

•	the prospects for companies in our industry generally.

Even if a trading market develops, the new notes may trade at higher or lower prices than their principal amount or purchase price, depending on many factors, including:

•	prevailing interest rates;

•	the number of holders of the new notes;

•	the market for similar debt securities; and

•	our financial performance.

Finally, if a large number of holders of old notes do not tender old notes or tender old notes improperly, only a limited amount of new notes would be outstanding after we complete this exchange offer, which could adversely affect the development and viability of a market for the new notes.

Some holders who exchange old notes may be deemed to be underwriters.

If you exchange old notes in this exchange offer for the purpose of participating in a distribution of the new notes, you may be deemed to have received restricted securities. If so, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

The amount and terms of our debt may limit our financial and operating flexibility.

As of September 28, 2002, after giving pro forma effect to the initial sale of the old notes as if it had been completed on September 28, 2002, we would have had approximately $895 million of total consolidated debt and a percentage of long-term debt to total capital (which includes our long-term debt, minority interests and stockholders’ equity) of approximately 26%. That amount includes approximately $370 million aggregate principal amount of secured indebtedness under industrial revenue and similar bonds, including $86 million principal amount of industrial revenue bonds assumed by Nucor Steel Decatur, LLC in our Trico Steel acquisition. As of September 28, 2002, our subsidiaries had no indebtedness, other than that $86 million of assumed industrial revenue bond indebtedness. The notes will rank junior to any existing and future secured indebtedness incurred by us and will be structurally subordinated to any future indebtedness incurred by and to some of the liabilities of our subsidiaries. The notes do not limit our or our subsidiaries’ ability to incur unsecured debt. On October 4, 2002, we entered into a new $425 million unsecured revolving credit facility, which replaced our old credit facilities that provided for up to $248 million in revolving loans. We may incur additional debt in the future, including under that facility. Our debt could have several important effects on our future operations, including, among others:

•	an increased portion of our cash flow from operations will be dedicated to the payment of principal and interest on the debt and will not be available for other purposes;

•	covenants in existing debt arrangements and covenants relating to any debt we may incur in the future may require us to meet financial tests and impose restrictions that could limit our flexibility in planning for and reacting to changes in our business, including possible acquisition opportunities;

•	the terms of the notes will limit our ability to incur secured indebtedness, enter into sale and leaseback transactions and merge or otherwise consolidate with another entity;

•	our ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate and other purposes may be limited; and

•	our vulnerability to adverse economic and industry conditions could increase as a result of potentially decreased cash flow available under those conditions to meet our debt servicing obligations.

An active trading market may not develop for the notes, and you may not be able to resell your notes.

There is currently no public market for the notes. We do not intend to list the notes on any securities exchange or to arrange for the notes to be quoted on any trading market. The liquidity of the trading market in the notes, and the market price quoted for the notes, may be adversely affected by changes in the overall market for debt securities and by changes in our financial performance or in the prospects for companies in our industry generally. As a result, you cannot be certain that an active trading market for the notes will develop or be sustained. If an active trading market for the notes fails to develop or to be sustained, you may not be able to sell your notes at a particular time or at favorable prices.

Risks Related to Our Business

Our industry is cyclical and prolonged economic declines could have a material adverse effect on our business.

Demand for most of our products is cyclical and sensitive to general economic conditions. Our business supports cyclical industries such as the construction, energy, appliance and automotive industries. As a result, downturns in the United States economy or any of these industries could materially adversely affect our results of operations and cash flows. Because steel producers generally have high fixed costs, reduced volumes result in operating inefficiencies. Over the five-year period ended December 31, 2001, our annual net income has varied from a high of $311 million in 2000 to a low of $113 million in 2001. Future economic downturns or a prolonged stagnant economy could materially adversely affect our business, results of operations, financial condition and cash flows.

Imports of steel may negatively affect our business.

We believe that steel imports into the United States involve widespread dumping and subsidy abuses and that the remedies provided by United States law to private litigants are insufficient to correct these problems. Imports of steel involving dumping and subsidy abuses depress domestic price levels and have had an adverse effect upon our revenue and income. The trade remedies announced by President Bush on March 5, 2002, under Section 201 of the Trade Act of 1974, impose increased tariffs on imports of certain steel products and are intended to provide some protection against imports from certain countries. The duties were imposed for a three-year period and are to be progressively reduced as required by the World Trade Organization. The duties range from 30% ad valorem to 8% ad valorem in the first year; 24% to 7% in the second year; and 18% to 6% in the third year. There are products and countries not covered by these increased tariffs, and more exemptions may be made in the future. The Bush administration recently has exempted from the higher tariffs a total of 727 steel products, a majority of which are made by European Union and Japanese producers. It is not presently clear whether the trade remedies enacted by the Bush administration will provide a meaningful benefit to our company in the form of protection against steel imports from some countries at substantially reduced prices. In addition, the Bush administration has announced its intention to review the impact of the tariffs prior to their scheduled expiration, and the European Union and certain countries have indicated their intent to challenge these new tariffs before the World Trade Organization. The elimination or modification of the tariffs as a result of this action, and the existing exemptions from, scheduled reductions in and expiration of the increased tariffs, if not replaced or reinstated, could have a material adverse effect on our business.

Separately, the U.S. Commerce Department concluded that 20 countries were dumping cold-rolled steel in the U.S. market and referred the matter to the International Trade Commission to determine if this dumping had injured American steel producers. Recently, the International Trade Commission determined that the domestic steel industry has not been significantly injured by the alleged dumping of cold-rolled steel from producers in Japan, India, Australia, Sweden and Thailand and has declined to impose duties that could have significantly increased the price of imported cold-rolled steel. The International Trade Commission in November 2002 ruled against United States steel producers when it determined that, while imports from numerous other countries had injured the domestic steel industry, the future threat of injury from imports was mitigated by existing duties, and as a result no additional duties were imposed. Although more of these dumping cases may undergo government review, since the implementation of the tariffs in March 2002, the International Trade Commission generally has ruled against the U.S. steel industry. We are currently participating in appeals to the Court of International Trade regarding unfavorable rulings by the International Trade Commission relating to steel beams and cold-rolled sheet products.

Overcapacity in the steel industry may negatively affect our business, results of operations and cash flows.

There is an increasing excess of global steel-making capacity over global consumption of steel products. This has caused our shipment and production levels to vary from year to year and quarter to quarter, affecting our business, results of operations and cash flows. Many factors can influence these results, including demand in the domestic market, international currency conversion rates and domestic and international government actions. To the extent global steel-making capacity continues to exceed global consumption, there may be continued downward pressure on steel prices, which could materially adversely affect our business, results of operations, financial condition and cash flows.

Energy resources and raw materials markets are subject to conditions that create uncertainty in the prices and availability of energy resources we rely upon.

Our steel mills consume large amounts of electricity and natural gas. Energy costs are among our largest operating expenses, second only to raw materials. We rely upon third parties for our supply of energy resources consumed in the manufacture of our products. The prices for and availability of electricity, natural gas, oil and other energy resources are subject to volatile market conditions. These market conditions often are affected by political and economic factors beyond our control. Disruptions in the supply of our energy resources could temporarily impair our ability to manufacture our products for our customers. Increases in our energy costs could materially adversely affect our business, results of operations, financial condition and cash flows.

We rely to a substantial extent on outside vendors to supply us with raw materials that are critical to the manufacture of our products. We acquire our primary raw material, steel scrap, from numerous sources throughout the country. Purchase prices and availability of these critical raw materials are subject to volatility. At any given time, we may be unable to obtain an adequate supply of these critical raw materials on a timely basis or on price and other terms acceptable to us.

If our suppliers increase the price of our critical raw materials, we may not have alternative sources of supply. In addition, to the extent that we have quoted prices to our customers and accepted customer orders for our products prior to purchasing necessary raw materials, we may be unable to raise the price of our products to cover all or part of the increased cost of the raw materials. If we are unable to obtain adequate and timely deliveries of our required raw materials, we may be unable to timely manufacture sufficient quantities of our products. This could cause us to lose sales, incur additional costs, delay new product introductions and suffer harm to our reputation.

Difficulties in integrating the acquisition of the Birmingham Steel assets may result in our not achieving the anticipated benefits of the acquisition and could adversely affect our operating results.

Historically, we have not grown our business significantly through acquisitions. The acquisition of Birmingham Steel presents challenges that will be relatively new to us. We will face challenges in consolidating functions, procedures, operations and product lines in a timely and efficient manner and in retaining key personnel associated with the acquisition. The failure to successfully meet these challenges could adversely affect our operating results.

These challenges will result principally because of the following differences between us and Birmingham Steel:

•	we have a more decentralized organizational structure than did Birmingham Steel;

•	we maintain different operating systems and software on different computer hardware than did Birmingham Steel; and

•	we have different employment and compensation arrangements for employees than did Birmingham Steel.

The effort to integrate these operations will be complex and will require significant attention from our management, which may divert their attention from other important areas of our business.

We plan to continue to implement acquisition strategies that involve a number of inherent risks.

We plan to seek attractive opportunities to acquire businesses and enter into joint ventures and make other investments that are complementary to our existing strengths. Acquisitions, joint ventures and other investments involve various inherent risks, such as assessing accurately the value, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition or other transaction candidates, the potential loss of key personnel of an acquired business, and unanticipated changes in business and economic conditions affecting an acquisition or other transaction. In addition, we may be unable to realize, or to do so within any particular time frame, the cost reductions, cash flow increases or other synergies expected to result from our acquisitions, joint ventures and other investments. Realization of the anticipated benefits of acquisitions or joint ventures could take longer than expected, and implementation difficulties, market factors and deteriorations in domestic or global economic conditions could alter the anticipated benefits. Our business, results of operations, financial condition and cash flows could be materially and adversely affected if we fail or are unable to meet these challenges and risks associated with our making acquisitions, entering into joint ventures and making other investments.

Some of our competitors in and emerging from bankruptcy have lowered their operating costs, which could negatively affect our competitive position.

According to a recent report from the American Iron and Steel Institute, or AISI, since 1998 more than 30 domestic steel companies have sought protection under Chapter 11 of the United States Bankruptcy Code. Many of these companies have continued to operate. Some have reduced prices to maintain volumes and cash flows and obtained concessions from their labor unions and suppliers. In some cases, they have even expanded and modernized while in bankruptcy. Upon emergence from bankruptcy, these companies, or new entities that purchase their facilities through the bankruptcy process, may be relieved of certain environmental, retiree and other obligations. Additionally, some of our competitors may grow by acquiring less expensive capacity out of bankruptcy. As a result, they may be able to operate with lower costs, a primary competitive factor in the steel industry, which could negatively affect our competitive position.

Competition from other materials may materially adversely affect our business.

In many applications, steel competes with other materials, such as aluminum, cement, composites, glass, plastic and wood. Increased use of these materials in substitution for steel products could materially adversely affect prices and demand for our steel products.

Environmental compliance and remediation could result in substantially increased costs and materially adversely impact our competitive position.

Our operations are subject to numerous federal, state and local laws and regulations relating to protection of the environment. These laws are evolving and becoming increasingly stringent. Compliance with these laws and regulations is an important part of our operations. At present, we are not aware of any new or proposed regulations that could substantially increase our currently projected operating requirements and costs. We have agreed to a comprehensive consent decree with the United States Environmental Protection Agency (referred to as the “EPA”) and certain states that relates to a broad array of alleged past environmental violations at eight of our steel manufacturing mills and six of our Vulcraft facilities. Under the terms of the consent decree, we are testing new air pollution control technology and are required to evaluate and improve, as appropriate, our water pollution control systems. We have further agreed, as part of the consent decree, to evaluate the affected steel mill sites for contamination and then remediate as necessary. To date, this process has not produced any findings that would likely result in unexpected significant remediation costs. We paid a $9 million penalty in July 2001 and have agreed to spend another $4 million in supplemental environmental projects under the consent decree. Our accrued environmental reserves at September 28, 2002, including those projected to comply with the consent decree, were $75.6 million. We believe our competitors are subject to similar environmental laws and regulations. The specific impact on each competitor may vary, however, depending upon a number of factors, including the age and location of operating facilities, production processes (such as a mini-mill versus an integrated producer) and the specific products and services it provides. To the extent that competitors, particularly foreign steel producers and manufacturers of competitive products, are not required to incur equivalent costs, our competitive position could be materially adversely impacted.

Our operations are subject to business interruptions and casualty losses.

The steel-making business is subject to numerous inherent risks, particularly unplanned events such as explosions, fires, other accidents, inclement weather and transportation interruptions. While our insurance coverage could offset losses relating to some of those types of events, our results of operations and cash flows could be adversely impacted to the extent any such losses are not covered by our insurance.

Our business requires substantial debt service, acquisition costs, capital investment and maintenance expenditures that we could have difficulty in meeting.

As of September 28, 2002, we would have approximately $895 million of long-term debt, consisting of approximately $545 million of debt existing as of September 28, 2002, and after giving pro forma effect to the initial sale of the old notes as if it had been completed on September 28, 2002. On that debt, we expect interest payments of between $40 million and $60 million annually, depending on interest rates applicable to our variable rate industrial revenue and similar bonds. We made a payment of approximately $615 million in connection with our acquisition of substantially all of the assets and assumption of obligations under acquired contracts and under some environmental permits of Birmingham Steel, which occurred on December 9, 2002. We used some of the net proceeds of the offering of the old notes, along with working capital, to fund the Birmingham Steel acquisition. Our operations are capital intensive. For the five-year period ended December 31, 2001, our total capital expenditures were approximately $1.9 billion. We made capital expenditures of approximately $244 million in 2002, including approximately $68 million for renovating our Trico Steel acquisition. Our business also requires substantial expenditures for routine maintenance. Although we expect requirements for our business needs, including the funding of capital expenditures, debt service for financings and any contingencies to be financed by internally generated funds or from borrowings under our new $425 million unsecured revolving credit facility, we cannot assure you that this will be the case.

USE OF PROCEEDS

This exchange offer is intended to satisfy our obligations under the exchange and registration rights agreement we executed when we issued the old notes. We will not receive any cash proceeds from this exchange offer. In exchange for old notes that you tender pursuant to this exchange offer, you will receive new notes in like principal amount. The issuance of the new notes under this exchange offer will not result in any change in our outstanding debt.

We used some of the net proceeds from the initial sale of the old notes, along with working capital, to fund our acquisition of the assets of Birmingham Steel Corporation. We completed the Birmingham Steel acquisition on December 9, 2002. For additional information regarding this acquisition, see “Business—Strategic Acquisitions”.

CAPITALIZATION

The following table sets forth our cash and short-term investments and capitalization at September 28, 2002 on (i) a historical basis and (ii) a pro forma as adjusted basis to reflect the initial sale of the old notes and receipt of net proceeds of approximately $347 million after deducting the initial purchasers’ discount and offering expenses, as if that transaction had occurred on September 28, 2002. This table is presented on a consolidated basis and should be read in conjunction with our historical consolidated financial statements and related notes included elsewhere in this prospectus. See also “Use of Proceeds” and “Description of Material Indebtedness”.

	September 28, 2002
	Actual	Pro Forma As Adjusted
	(Unaudited)
Cash and short-term investments	$523,007,447	$870,007,447

Long-term debt (including current maturities):
Revolving credit facilities (1)	—	—
Industrial revenue bonds, fixed rate, 5.75% to 8.00%, due from 2003 to 2023 (2)	$77,250,000	$77,250,000
Industrial revenue bonds, 1.73% to 2.475%, variable, due from 2014 to 2033	292,300,000	292,300,000
Notes, 6%, due in 2009	175,000,000	175,000,000
Notes, 4.875%, due in 2012 (3)	—	350,000,000

Total indebtedness	544,550,000	894,550,000

Minority interests (4)	206,537,710	206,537,710

Stockholders’ equity:
Common stock	36,269,946	36,269,946
Additional paid-in capital	97,382,265	97,382,265
Retained earnings	2,613,544,755	2,613,544,755
Treasury stock	(454,355,795)	(454,355,795)

	2,292,841,171	2,292,841,171

Total capital	$3,043,928,881	$3,393,928,881

Percentage of indebtedness to total capital	17.9%	26.4%

(1)	On October 4, 2002, we entered into a new revolving credit facility that replaced our old $248 million credit facilities and provides for up to $425 million in unsecured revolving loans. As of the date of this prospectus, we have not drawn upon any of the credit available under our new credit facility.
(2)	In January 2003, approximately $45 million aggregate principal amount of new variable rate industrial revenue bonds were issued to refund some of these fixed rate bonds. In connection with the refunding, the maturities on some of those bonds were extended by up to 12 years. In addition, $16 million of the aggregate principal amount included in this table under “Long-term debt (including current maturities)” was called for redemption in late November 2002, and as a result will be reflected as current debt for the period ending December 31, 2002. On January 14, 2003, we redeemed those bonds for 102% of their aggregate principal amount plus all unpaid interest thereon, which accrued at 6.375% per annum. The total redemption price of $16.4 million was paid by us, as the conduit borrower under those bonds, to The Bank of New York, as trustee, and paid by the trustee to those bondholders. See the section below entitled “Description of Material Indebtedness—Industrial Revenue Bonds”.
(3)	Does not include original issue discount on the old notes.
(4)	The inclusion of our minority interests in total capital has the effect of increasing our total capital, which in turn, decreases our percentage of indebtedness to total capital. Our minority interests represent the 49% interest in Nucor-Yamato Steel Company that we do not own.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratios of earning to fixed charges for the periods indicated.

	Years Ended December 31					Nine Months Ended September 28, 2002
	1997	1998	1999	2000	2001
Ratio of Earnings to Fixed Charges	52.85x	41.42x	20.14x	23.07x	9.19x	13.42x

For purposes of these calculations, “earnings” consist of earnings before federal income taxes, state income taxes, minority interests, losses from equity investments and fixed charges, less minority interests in pre-tax income of subsidiaries that have not incurred fixed charges. “Fixed charges” consist of interest expense.

The following table sets forth our calculation of ratio of earnings to fixed charges for the periods indicated.

	Years Ended December 31,					Nine Months Ended September 28, 2002
	1997	1998	1999	2000	2001
	(In thousands, except ratios)
Earnings, as defined above:
Earnings before federal income taxes	$460,182	$415,308	$379,189	$478,308	$173,861	$181,989
Plus: state income taxes (i)	21,056	23,748	13,446	16,910	5,508	(1,827)
Plus: minority interests (ii)	90,517	91,641	85,783	151,461	103,069	66,224
Plus: losses from equity investments	—	—	—	235	740	2,573
Plus: fixed charges (interest expense)	9,282	10,863	20,516	22,449	22,002	14,712
Less: minority interests in subsidiaries that have not incurred fixed charges (ii)	(90,517)	(91,641)	(85,783)	(151,461)	(103,069)	(66,224)

	$490,520	$449,919	$413,151	$517,902	$202,111	$197,447

Fixed charges, as defined above:
Interest expense	$9,282	$10,863	$20,516	$22,449	$22,002	$14,712

Ratio of earnings to fixed charges	52.85x	41.42x	20.14x	23.07x	9.19x	13.42x

(i)	For purposes of this table, state income taxes include certain state franchise taxes.
(ii)	For purposes of this table, minority interests reflect the amounts broken out as a separate line item in the Income Statement Data portion of the Selected Historical Consolidated Financial Data set forth below.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

We have derived the historical consolidated financial data included in the table below for, and as of the end of, each of the fiscal years in the five-year period ended December 31, 2001 from our audited consolidated financial statements. We have derived the historical financial data as of and for the nine months ended September 29, 2001 and September 28, 2002 from our unaudited condensed consolidated financial statements. The other data have been derived from our audited and unaudited condensed consolidated financial statements and internal records, as applicable, for the respective dates and periods indicated. In the opinion of our management, the unaudited consolidated financial data presented below provides all adjustments necessary for a fair presentation of the results of operations for the periods specified. The results, however, are not necessarily indicative of the results that may be expected for the full fiscal year. You should read the following information in conjunction with our consolidated financial statements along with the notes thereto, which are included elsewhere in this prospectus, and the information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

						For the Nine Months Ended
	Year Ended December 31,					September 29, 2001	September 28, 2002
	1997	1998	1999	2000	2001
	(In thousands, except ratios and per ton amounts)
Income Statement Data (1):
Net sales	$4,184,498	$4,151,232	$4,009,346	$4,586,146	$4,139,249	$3,159,680	$3,335,483

Costs, expenses and other:
Cost of products sold	3,488,424	3,500,142	3,394,696	3,774,017	3,717,234	2,828,002	2,982,440
Marketing, administrative and other expenses	145,410	147,973	154,773	183,176	138,560	121,795	126,154
Interest expense (income), net	(35)	(3,832)	(5,095)	(816)	6,525	4,378	8,576
Minority interests	90,517	91,641	85,783	151,461	103,069	72,510	66,224
Other income	—	—	—	—	—	—	(29,900	)(2)

	3,724,316	3,735,924	3,630,157	4,107,838	3,965,388	3,026,685	3,153,494

Earnings before federal income taxes	460,182	415,308	379,189	478,308	173,861 (3)	132,995	181,989
Federal income taxes	165,700	151,600	134,600	167,400	60,900	46,500	62,800

Net earnings	$294,482	$263,708	$244,589	$310,908	$112,961	$86,495	$119,189

Net earnings per share:
Basic	$3.35	$3.00	$2.80	$3.80	$1.45	$1.11	$1.53
Diluted	$3.35	$3.00	$2.80	$3.80	$1.45	$1.11	$1.52
Balance Sheet Data:
Cash and short-term investments	$283,381	$308,696	$572,185	$490,576	$462,349	$471,141	$523,007
Total assets	$2,984,383	$3,215,626	$3,718,928	$3,710,868	$3,759,348	$3,811,878	$4,020,489
Long-term debt due within one year	$250	$—	$—	$—	$—	$—	$—
Long-term debt due after one year	$167,950	$215,450	$390,450	$460,450	$460,450	$460,450	$544,550
Stockholders’ equity	$1,876,426	$2,072,552	$2,262,248	$2,130,952	$2,201,460	$2,186,205	$2,292,841
Other Data:
Depreciation	$218,764	$264,039	$256,637	$259,365	$289,063	$219,621	$228,186
Capital expenditures	$306,749	$502,910	$374,718	$415,405	$261,146	$194,822	$141,767
Dividends declared per share	$.40	$.48	$.52	$.60	$.68	$.51	$.57
Cash flows provided by operating activities	$577,326	$641,899	$604,834	$820,755	$495,115	$413,597	$412,223
Cash flows used in investing activities	$(305,979)	$(499,985)	$(374,276)	$(410,276)	$(360,400)	$(294,078)	$(178,286)
Cash flows provided by (used in) financing activities	$(92,367)	$(116,599)	$32,930	$(492,087)	$(162,944)	$(138,954)	$(173,279)
EBITDA (4)	$699,967	$699,263	$644,177	$753,767	$474,957	$358,432	$416,924
EBITDA interest coverage (4)(5)	75x	70x	31x	34x	22x	21x	28x
Total debt to capital (6)	7.2%	8.4%	13.4%	15.9%	15.6%	15.8%	17.9%
Total debt to EBITDA (4)(7)	.2x	.3x	.6x	.6x	1x	N/A	N/A
Operating Data:
Tons sold to outside customers	9,786	9,612	10,176	11,189	12,237	9,273	9,947
Composite sales price per ton (8)	$428	$432	$394	$410	$338	$341	$335

(1)	Certain amounts for prior years have been reclassified to conform to the 2002 presentation.
(2)	In the second quarter of 2002, we received $29.9 million related to a graphite electrodes anti-trust settlement.

(3)	In November 2001, we sold Nucor Iron Carbide, Inc. in Trinidad, resulting in a pre-tax gain of $20.2 million, affecting primarily marketing, administrative and other expenses.
(4)	“EBITDA” is defined as earnings before federal income taxes plus depreciation, interest expense (income), net and state income taxes. EBITDA does not represent, and should not be considered as, an alternative to net income or cash flows from operating activities, each as determined in accordance with generally accepted accounting principles in the United States (“GAAP”). Moreover, EBITDA does not necessarily indicate whether cash flow will be sufficient for items such as working capital, debt service or capital expenditures, or to react to changes in our industry or to the economy in general. We believe that EBITDA and ratios based on EBITDA are measures commonly used to evaluate a company’s performance and its performance relative to its financial obligations. Because EBITDA is not calculated by all companies in the same fashion, the EBITDA measures presented by us may not be comparable to similarly titled measures reported by other companies. Therefore, in evaluating EBITDA data, investors should consider, among other factors: the non-GAAP nature of EBITDA data; the GAAP financial statement amounts; actual cash flows and results of operations; the actual availability of funds for debt service, capital expenditures and working capital; and the comparability of our EBITDA data to similarly titled measures reported by other companies.

The following table sets forth the reconciliation from earnings before federal income taxes to EBITDA:

						For the Nine Months Ended
	Year Ended December 31,					September 29, 2001	September 28, 2002
	1997	1998	1999	2000	2001
	(in thousands)
Earnings before federal income taxes	$460,182	$415,308	$379,189	$478,308	$173,861	$132,995	$181,989
Depreciation	218,764	264,039	256,637	259,365	289,063	219,621	228,186
Interest expense (income), net	(35)	(3,832)	(5,095)	(816)	6,525	4,378	8,576
State income taxes (i)	21,056	23,748	13,446	16,910	5,508	1,438	(1,827)

EBITDA	$699,967	$699,263	$644,177	$753,767	$474,957	$358,432	$416,924

(i)	State income taxes include certain state franchise taxes.

(5)	EBITDA interest coverage is EBITDA divided by gross interest expense. This ratio should not be construed as an alternative to fixed charge coverage ratio as determined by applicable SEC regulations, as presented in “Ratio of Earnings to Fixed Charges”.
(6)	Total debt to capital is debt divided by total capital. For this calculation, “total capital” consists of long-term debt due after one year, minority interests and stockholders’ equity. We believe that this ratio is commonly used to evaluate a company’s financial condition.
(7)	Total debt to EBITDA is total debt divided by EBITDA. We believe this ratio is commonly used to evaluate a company’s ability to pay its debt.
(8)	Composite sales price per ton is net sales divided by total tons sold to outside customers.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Operations

Our business is the manufacture and sale of steel products. We operate steel mini-mills that manufacture steel by melting scrap steel in electric arc furnaces. As opposed to integrated steel producers that utilize iron ore in their steel manufacturing facilities, we are not required to make the substantial investment in facilities necessary to produce steel from iron ore. Instead, we obtain our raw materials, primarily scrap steel, on the open market.

Nine Months Ended September 28, 2002 Compared to Nine Months Ended September 29, 2001

Net sales

Net sales for the first nine months of 2002 increased 6% from the first nine months of 2001. Average sales price per ton decreased 2% from $341 in the first nine months of 2001 to $335 in the first nine months of 2002, while total tons shipped to outside customers increased 7%. We established new nine-month tonnage records for steel production, total steel shipments and steel shipments to outside customers in 2002. In the first nine months of 2002, steel production was 10.0 million tons, compared with 9.3 million tons produced in the first nine months of 2001. Total steel shipments were 10.0 million tons in the first nine months of 2002, compared with 9.3 million tons in last year’s first nine months. Steel shipments to outside customers were 9.1 million tons, compared with 8.3 million tons in the year earlier nine months. Steel joist production during the first nine months of 2002 was 343,000 tons, compared with 404,000 tons a year earlier. Steel deck sales were 235,000 tons, compared with 260,000 tons in last year’s first nine months. Cold finished steel sales were 169,000 tons, compared with 161,000 tons in the first nine months of 2001.

Cost of products sold

The major component of cost of products sold is raw material costs. The average price of raw materials increased approximately 4% from the first nine months of 2001 to the first nine months of 2002. The average scrap and scrap substitute cost per ton used increased from $102 in the first nine months of 2001 to $107 in the first nine months of 2002.

State income taxes (benefit) of $(1.8) million for the first nine months of 2002 have been recorded in cost of products sold ($1.4 million for the first nine months of 2001).

For the first nine months of 2002, pre-operating, start-up and acquisition costs decreased to $54.3 million, compared with $67.0 million in the first nine months of 2001. In 2002, these costs primarily related to the start-up of the Castrip facility in Crawfordsville, Indiana; the new Vulcraft facility in Chemung, New York; and the start-up of Nucor Steel Decatur, LLC. In the third quarter of 2002, we incurred approximately $10 million of costs associated with the accelerated start-up of Nucor Steel Decatur. In 2001, pre-operating, start-up and acquisition costs primarily related to the start-up of the new plate mill in Hertford County, North Carolina and the new Vulcraft facility in Chemung, New York.

During the first nine months of 2002, we revised estimates for environmental reserves as additional information was obtained. Environmental reserves included in deferred credits and other liabilities decreased by $24.3 million during the first nine months of 2002.

Gross margin

Gross margins were approximately 11% for the first nine months of 2002, compared with approximately 10% for the first nine months of 2001.

Marketing, administrative and other expenses

The major components of marketing, administrative and other expenses are freight and profit sharing costs. Unit freight costs decreased approximately 2% from the first nine months of 2001 to the first nine months of 2002. Profit sharing costs increased 37% from the first nine months of 2001 to the first nine months of 2002. Profit sharing costs are based on and generally fluctuate with pre-tax earnings.

Interest expense (income), net

Interest expense, net of interest income, increased from the first nine months of 2001 to the first nine months of 2002, due primarily to increased debt and decreased average interest rates on short-term investments.

Minority interests

Minority interests represent the income attributable to the minority partners of our less than 100% owned joint venture, Nucor-Yamato Steel Company.

Federal income taxes

Federal income taxes were at a rate of approximately 34.5% for the first nine months of 2002, and approximately 35% for the first nine months of 2001.

Net earnings

Net earnings increased during the first nine months of 2002 compared with the first nine months of 2001 due to increased sales volume, increased margins and decreased pre-operating, start-up and acquisition costs. In addition, the increase in net earnings during the first nine months of 2002 compared to 2001 was attributable to increased other income related to the receipt during the second quarter of $29.9 million in connection with a graphite electrodes anti-trust settlement.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Net sales

Net sales for 2001 decreased 10% to $4.1 billion, compared with $4.6 billion in 2000. The decrease was primarily due to an 18% decrease in composite sales price per ton from $410 in 2000 to $338 in 2001. Increased imports and the downturn in the U.S. economy unfavorably affected sales prices. The record year of sales experienced in 2000 was primarily due to the performance in the first half of the year. In the second half of 2000, demand decreased and import levels increased significantly-a trend that continued in 2001.

The decrease in net sales in 2001 was mitigated to some extent by increased volume. We established new annual tonnage records for total steel shipments and steel shipments to outside customers in 2001. Total steel shipments were 12.1 million tons in 2001, compared with 11.0 million tons in 2000. Steel sales to outside customers were 11.0 million tons in 2001, compared with 9.8 million tons in 2000. Steel joist production for 2001 was 532,000 tons, compared with 613,000 tons in 2000. Steel deck sales were 344,000 tons in 2001, versus 353,000 tons in 2000. Cold-finish steel sales were 203,000 tons in 2001 compared with 250,000 tons in 2000.

Cost of products sold

The major component of cost of products sold is raw material costs. The average price of raw materials decreased by 13% from 2000 to 2001. The average scrap and scrap substitute cost per ton used was $101 in 2001 and $120 in 2000. By the fourth quarter of 2001, the average scrap cost per ton used had decreased to $99. State income taxes of $5.5 million in 2001 and $15.2 million in 2000 also are included in cost of products sold.

Gross margin

Gross margin decreased to 8% in 2001 from 14% in 2000. In addition to the net sales and cost of products sold factors discussed above, gross margins were affected by pre-operating and start-up costs at several of our facilities. Pre-operating and start-up costs of new facilities increased to $97.8 million in 2001, compared with $50.9 million in 2000. In 2001, these costs primarily related to the start-up of the new plate mill in Hertford County, North Carolina and the new Vulcraft facility in Chemung, New York.

Marketing, administrative and other expenses

The major components of marketing, administrative and other expenses are freight and profit-sharing costs. Unit freight costs increased less than 5% from 2000 to 2001. Profit-sharing costs decreased by 73% from 2000 to 2001. Profit-sharing costs are based upon and fluctuate with pre-tax earnings. In 2000, profit-sharing costs included over $6.3 million for an extraordinary bonus paid to employees for the achievement of record earnings during the year. Every employee except for senior officers received $800. In 2001, marketing, administrative and other expenses were reduced by a gain on the sale of Nucor Iron Carbide, Inc., whose operations accounted for a small percentage of our sales.

Interest expense (income), net

Interest expense, net of interest income, increased in 2001 as a result of increased average long-term debt and decreased average interest rates on short-term investments.

Minority interests

Minority interests represent the income attributable to the minority partners of our less than 100% owned subsidiaries, primarily our joint venture, Nucor-Yamato Steel Company.

Federal income taxes

Federal income taxes were at a rate of 35.0% for 2001 and 2000.

Net earnings

The decrease in 2001 net earnings resulted primarily from decreased margins and increased start-up costs of new facilities, partially offset by decreased profit-sharing costs and decreased federal income taxes. Our net earnings were also favorably affected in the fourth quarter of 2001 by a pre-tax gain of $20.2 million related to the sale of Nucor Iron Carbide, Inc. ($11.9 million after tax and profit-sharing, or $.15 per share). The increase in 2000 net earnings resulted primarily from increased margins and increased volume. Net earnings were 5% of average equity in 2001, compared with 14% in 2000.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

Net sales

Net sales increased by 14% from 1999 to 2000, with more than 55% of the increase due to increased volume, with additional benefit derived from increased sales prices per ton ($394 in 1999 to $410 in 2000). 2000 was a record year for sales, primarily due to the performance in the first half of the year. In the second half of 2000, demand decreased and import levels increased significantly. During 1999 and 2000, imports of steel increased significantly, much of it at reduced prices that we believe reflected dumping. The effects of these imports decreased during the latter part of 1999, but increased during 2000.

Total steel shipments were 11.0 million tons in 2000, compared with 10.1 million tons in 1999. Steel sales to outside customers were 9.8 million tons in 2000 compared with 8.7 million tons in 1999. Steel joist production for 2000 was 613,000 tons, compared with 616,000 tons in 1999. Steel deck sales were 353,000 tons in 2000, compared with 375,000 tons in 1999. Cold finish steel sales were 250,000 tons in 2000, compared with 243,000 tons in 1999.

Cost of products sold

The major component of cost of products sold is raw material costs. The average price of raw materials increased by less than 10% in 2000. The average scrap and scrap substitute cost per ton used was $120 in 2000 and $111 in 1999. By the end of the fourth quarter of 2000, the average scrap cost per ton used had decreased to $109. State income taxes of $15.2 million in 2000 and $11.7 million in 1999 also are included in cost of products sold.

Gross margin

Gross margin increased from 13% in 1999 to 14% in 2000 due to the net sales and cost of products sold factors discussed above.

Marketing, administrative and other expenses

The major components of marketing, administrative and other expenses are freight and profit-sharing costs. Unit freight costs increased less than 5% from 1999 to 2000. Profit-sharing costs increased by 46% from 1999 to 2000. Profit-sharing costs are based upon and fluctuate with pre-tax earnings. In 2000, profit-sharing costs included over $6.3 million for an extraordinary bonus paid to employees for the achievement of record earnings during the year. Every employee, except for senior officers, received $800.

Interest expense (income), net

Interest income, net of interest expense, decreased in 2000 as a result of increased average long-term debt and decreased average short-term investments.

Minority interests

Minority interests represent the income attributable to the minority partners of our less than 100% owned subsidiaries, primarily our joint venture, Nucor-Yamato Steel Company.

Federal income taxes

Federal income taxes were at a rate of 35.0% for 2000 and 35.5% for 1999.

Net earnings

The increase in 2000 net earnings resulted primarily from increased margins and increased volume. Net earnings were 14% of average equity in 2000, compared with 11% in 1999.

Liquidity and Capital Resources

Liquidity

The ratio of our current assets to current liabilities, or current ratio, was 2.4 at the end of the first nine months of 2002, and 2.8 at year-end 2001. The percentage of long-term debt to total capital (which includes our long-term debt, minority interests and stockholders’ equity) was 18% at the end of the first nine months of 2002, and 16% at year-end 2001.

Capital expenditures decreased 27% from the first nine months of 2001 to the first nine months of 2002. In addition, during the first quarter of 2001, we purchased substantially all of the assets of Auburn Steel

Company, Inc.’s steel bar facility for approximately $115 million in cash. During the third quarter of 2002, our wholly owned subsidiary, Nucor Steel Decatur, LLC, purchased substantially all of the assets of Trico Steel Company, LLC for a purchase price of $117.7 million. The purchase price included the assumption of $86 million in principal amount of industrial revenue bonds. The acquisitions were not material to the consolidated financial statements and did not result in material goodwill or other intangible assets. Including approximately $68 million for renovating the Trico Steel acquisition, capital expenditures were approximately $244 million for all of 2002.

In 2001, working capital increased 8% from $821.5 million to $889.5 million, due primarily to decreased accrued profit-sharing costs. Our current ratio was 2.8 in 2001 and 2.5 in 2000. During 2000, we negotiated an agreement with the Environmental Protection Agency. We paid a $9.0 million penalty in July 2001 and agreed to spend another $4.0 million in Supplemental Environmental Projects under the agreement. We do not anticipate that the cost of complying with the terms of this decree will materially impact our liquidity.

We have a simple capital structure with no significant off-balance sheet financing arrangements or relationships with unconsolidated special purpose entities. We sometimes use natural gas purchase contracts to partially manage our exposure to price risk of natural gas which we use during the manufacturing process. Our use of these contracts is immaterial for all periods presented.

In late November 2002, we called for redemption $16 million aggregate principal amount of our outstanding fixed rate industrial revenue bond indebtedness. On January 14, 2003, we redeemed those bonds for 102% of their aggregate principal amount plus all unpaid interest thereon, which accrued at 6.375% per annum. The total redemption price of $16.4 million was paid by us, as the conduit borrower under those bonds, to The Bank of New York, as trustee, and paid by the trustee to those bondholders.

Operating activities

Cash provided by operating activities decreased to $495.1 million in 2001, compared with $820.8 million in 2000. Gross margins deteriorated in 2001 due to lower average selling prices and increased start-up costs of new facilities. Additionally, in 2001, changes in operating assets and liabilities (exclusive of acquisitions and dispositions) used cash of $724,000, compared with changes in operating assets and liabilities providing cash of $79.8 million in 2000.

Investing activities

Cash used in investing activities decreased to $360.4 million in 2001, compared with $410.3 million in 2000. Capital expenditures for new facilities and expansion of existing facilities decreased to $261.1 million in 2001, compared with $415.4 million in 2000.

During 2001, we sold Nucor Iron Carbide, Inc. and sold the assets of the Nucor Bearing Products facility. Both of these operations accounted for a small percentage of our net sales. Total proceeds from these two sales as well as the sale of other equipment at existing facilities were $22.7 million in 2001. Also in 2001, we purchased substantially all of the assets of Auburn Steel Company, Inc.’s steel bar facility in Auburn, New York for approximately $115 million and acquired ITEC Steel, Inc. for approximately $7 million (excluding liabilities assumed).

Financing activities

Cash used in financing activities was $162.9 million in 2001, compared with $492.1 million in 2000. No additional long-term debt was incurred in 2001. Net long-term debt borrowings were $70.0 million in 2000. The acquisitions of the bar mill in Auburn, New York and of ITEC Steel, Inc. in 2001 were funded by our existing cash and short-term investments. The percentage of long-term debt to total capital (which includes our long-term debt, minority interests and stockholders’ equity) was 16% in 2001 and 2000.

Our directors have approved the purchase of up to 15.0 million shares of our common stock. We did not repurchase any shares of our common stock during 2001 or the first nine months of 2002. Since the inception of the stock repurchase program in 1998, we have repurchased a total of approximately 10.8 million shares at a cost of approximately $445 million.

Capital resources

One of our primary financial objectives is to maintain a strong balance sheet. Funds provided from our operations, credit facility, and new borrowings are expected to be adequate to meet future capital expenditure and working capital requirements for existing operations for at least the next 24 months. On October 1, 2002, we issued the old notes consisting of $350 million of 4.875% notes due in 2012. The notes are our senior unsecured obligations and rank equally with all of our unsecured and unsubordinated debt outstanding from time to time. We believe we have the ability to borrow significant additional funds to finance future acquisition opportunities, while maintaining a conservative debt to capital ratio.

On October 4, 2002, we entered into a new revolving unsecured credit facility that provides up to $425 million in revolving loans. This credit facility consists of (i) a $125 million 364-day revolver with an option to permit us to convert amounts outstanding under this facility to a one-year term loan, and (ii) a $300 million five-year multi-currency revolver, a portion of which is available for the issuance of letters of credit and foreign currency borrowings. The new revolving credit facility replaces our previous credit facilities that provided for up to $248 million in revolving loans. Borrowings under the new credit facility bear interest at a base rate or LIBOR plus an applicable spread to be determined by reference to our senior unsecured debt ratings by Standard & Poor’s Ratings Services and Moody’s Investors Service. The new credit facility includes customary financial and other covenants, including a limit on the ratio of funded debt to total capitalization of 50% and a limit on our ability to pledge our or our subsidiaries’ assets. We had no amounts outstanding under this new credit facility as of the date of this prospectus.

It is currently contemplated that we will update our commercial paper program in the near future, increasing its size in relation to our new $425 million revolving credit facility.

Our 2002 joint venture with Rio Tinto Group to construct a commercial scale HIsmelt mill in Western Australia requires us, based on budget calculations, to fund approximately $7 million for this project in 2002 and approximately $48 million thereafter.

On December 9, 2002, we completed our acquisition transaction with Birmingham Steel Corporation for a cash purchase price of approximately $615 million, acquiring substantially all of its assets and assuming obligations under acquired contracts and under some environmental permits. We funded the acquisition with some of the net proceeds from the offering of the old notes, along with working capital.

We are subject to environmental laws and regulations established by federal, state and local authorities and make provisions for the estimated costs related to compliance. The ultimate impact of complying with these laws and regulations is not always clearly known or determinable because regulations under some of these laws have not yet been promulgated or are undergoing revision. These environmental laws and regulations, particularly the Clean Air Act, could result in substantially increased capital, operating and compliance costs. We are also subject to a consent decree with the EPA and certain states effective in July 2001 in order to resolve alleged environmental non-compliance at eight steel mills and six Vulcraft facilities and to provide an achievable schedule for bringing those facilities into full compliance with environmental laws. The consent decree also provides a framework for resolving a number of uncertainties regarding applicable environmental requirements under state and federal laws and regulations. We do not anticipate that the cost of complying with the terms of this decree will materially impact our liquidity. Of the undiscounted total amount of approximately $75.6 million in accrued environmental reserves at September 28, 2002, including costs projected to comply with the consent decree, approximately $47.2 million was classified in accrued expenses and other current liabilities and approximately $28.4 million was classified in deferred credits and other liabilities.

Contractual Obligations and Other Commercial Commitments

The following table sets forth our contractual obligations and other commercial commitments as of December 31, 2002, not including related interest expense, if any, for the periods presented.

	Payments Due By Period
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term debt (1)	$894,550,000	$16,000,000	$1,250,000	—	$877,300,000
Operating leases	4,012,743	1,083,177	2,679,133	$250,433	—
Unconditional purchase obligations (2)	60,736,079	60,002,693	733,386	—	—
Other long-term obligations (3)	45,897,000	34,653,500	11,243,500	—	—

Total contractual cash obligations	$1,005,195,822	$111,739,370	$15,906,019	$250,433	$877,300,000

	Amount of Commitment Expiration Per Period
Other Commercial Commitments	Total Amounts Committed	Less than 1 year	1-3 years	4-5 years	After 5 years
Guarantees (4)	$3,500,000	$3,500,000	—	—	—

(1)	Long-term debt as stated above includes the additional debt issued in the form of the old notes to finance in part our acquisition of substantially all of the assets of Birmingham Steel Corporation.
(2)	Purchase obligations on operating machinery and equipment.
(3)	Our share of estimated costs to construct and start-up the joint venture HIsmelt mill in Western Australia.
(4)	Financial guarantees on environmental remediation.

The year 2001 was one of the most difficult business environments that the steel industry has experienced in decades. Our earnings in 2002 will be adversely impacted by the general state of the economy, specifically as it affects the construction industry, partially offset by the effect of the March 2002 tariffs.

Much of the information in this section contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You should read “Special Note of Caution Regarding Forward-Looking Statements” in the front of this prospectus for a more complete description of what constitutes a forward-looking statement, the protections and qualifications relating to those statements, and a discussion of the risks and uncertainties that could cause actual results to vary materially. Those risks and uncertainties are explained in more detail in “Risk Factors”.

Outlook

On February 6, 2003, we issued a fourth quarter earnings release, in which we stated that our fourth quarter earnings were expected to be $0.55 per share, based on net earnings of $42.9 million, and that sales for 2002 were expected to be $4.6 billion. Total steel production in 2002 was 13.6 million tons. We also stated that we expect the first quarter of 2003 to be impacted by continuing weak economic conditions and severely depressed levels of non-residential construction, and that, based on preliminary information, our first quarter earnings could be between $0.20 to $0.25 per share. We currently expect to file our audited 2002 year-end financial statements in late March 2003.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at year-end, and the reported amount of revenues and expenses during the year. On an ongoing basis, we evaluate our estimates, including those related to the valuation allowances for receivables, the carrying value of property, plant and equipment and environmental obligations. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Accordingly, actual costs could differ materially from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect our significant judgments and estimates used in the preparation of our consolidated financial statements.

Allowances for Doubtful Accounts

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Asset Impairments

We evaluate the impairment of our property, plant and equipment on an individual asset basis or by logical groupings of assets. Asset impairments are recognized whenever changes in circumstances indicate that the carrying amount of those productive assets exceeds their aggregate projected undiscounted cash flows.

Environmental Remediation

We are subject to environmental laws and regulations established by federal, state and local authorities, and make provision for the estimated costs related to compliance. Undiscounted remediation liabilities are accrued based on estimates of known environmental exposures. The accruals are reviewed periodically and, as investigations and remediation proceed, adjustments are made as we believe are necessary. The accruals are not reduced by possible recoveries from insurance carriers or other third parties, and do not reflect anticipated allocations among potentially responsible parties at federal Superfund sites or similar state-managed sites after an assessment is made of the likelihood that such parties will fulfill their obligations at such sites. Our measurement of environmental liabilities is based on currently available facts, present laws and regulations, and current technology.

Recently Issued Accounting Standards

In June 2002, FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”, which addresses issues relating to the recognition, measurement and reporting of costs associated with exit and disposal activities, including restructuring activities, and nullifies the guidance in Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. We believe that the adoption of SFAS No. 146 does not currently have a material impact on our results of operations, financial condition and cash flows.

INDUSTRY

The United States steel industry is cyclical and is affected by a number of factors, including general economic conditions, currency exchange rates, market demand for steel products, availability and costs of electricity, natural gas, raw materials and equipment and parts, and United States and foreign trade policies affecting steel imports or exports. In 2001, United States steel makers produced 99.3 million tons of steel and operated at an average production capacity of 79.2%, based on data compiled by the American Iron and Steel Institute, or AISI. This is compared to production of 112.2 million tons at 86.1% average production capacity in 2000 and 107.4 million tons at 83.8% average production capacity in 1999, as reported by AISI. Average revenue per ton declined from $345 for 2000 to $315 for 2001, based on AISI data.

Steel is sold principally to the automotive, construction, steel product fabrication, container/packaging, oil and gas, electrical, machinery and appliance industries. In some of these industries, such as the automotive and construction industries, steel competes with other substitute materials such as plastic, glass, composite and ceramic materials.

We estimate that foreign steel accounted for approximately 23.3%, 25.8% and 25.2% of the United States market in 2001, 2000 and 1999, respectively, based on AISI data. These levels of foreign imports reflect the glut of global steel production capacity compared to global steel consumption during this period. We estimate that global annual production capacity for steel was approximately one billion tons in 2001, based on data compiled by the Boston Consulting Group, while only approximately 847 million tons of steel were purchased worldwide in 2001, based on a report by the International Iron and Steel Institute. Increasing steel imports sold at prices lower than domestic prices have adversely affected the United States steel industry. As the largest and most open steel market in the world, the United States has become a primary target for the sale of excess steel production, which we believe is often at illegal dumping prices.

On March 5, 2002, President Bush imposed a series of tariffs relating to imported steel that apply over a three-year period and are intended to give the domestic steel industry an opportunity to strengthen its competitive position through restructuring and consolidation. Tariffs have been imposed on imports of certain flat steel, hot-rolled bar, cold-finished bar, rebar, certain welded tubular products, carbon and alloy fittings, stainless steel bar, stainless steel rod, tin mill products and stainless steel wire. A tariff rate quota was applied to steel slabs. The tariffs gradually decline in years two and three and expire at the end of the third year. The tariffs range from 30% ad valorem to 8% ad valorem in the first year; 24% to 7% in the second year; and 18% to 6% in the third year. There are products and countries not covered by these tariffs, in addition to numerous foreign steel manufacturers that have received exemptions from these tariffs. According to published reports, the exemptions are now estimated to cover approximately 5.4 million of the original 13.1 million tons of imported steel products that were covered by the tariffs. The majority of the most recent exemptions were granted to products made by European Union and Japanese producers. To date, the United States Department of Commerce has granted 727 exemptions which, according to the AISI, is the reason the tariffs have not yet effectively reduced steel imports. According to the AISI, there are some early indications that the President’s program is beginning to work, including improved operating performance, new stock offerings, increased consolidation activity and partial price restoration for some flat-rolled steel products; however, some analysts attribute these developments to other factors such as diminished domestic supply, higher domestic demand, the lower value of the United States dollar and recent successful antidumping cases. For the first nine months of 2002, steel imports were 23.9 million tons versus 22.1 million tons in the first nine months of 2001, according to the AISI. The Bush administration has announced its intention to review the impact of these tariffs and determine whether they should be ended prior to their scheduled expiration.

Earlier this year, the U.S. Commerce Department concluded that 20 countries were dumping cold-rolled steel in the U.S. market, and referred the matter to the International Trade Commission to determine if this dumping injured American steel producers. Recently, the International Trade Commission determined that the domestic steel industry has not been significantly injured by the alleged dumping of cold-rolled steel from producers in Japan, India, Australia, Sweden and Thailand, and has declined to impose duties that could have significantly increased the price of imported cold-rolled steel. The International Trade Commission in November ruled against United States steel producers when it determined that, while imports from numerous other countries had injured the domestic steel industry, the future threat of injury from imports was mitigated by existing duties, and as a result no additional duties were imposed. Although more of these dumping cases may undergo government review, since the implementation of the tariffs in March 2002, the International Trade Commission generally has ruled against the U.S. steel industry. We are currently participating in appeals to the Court of International Trade regarding unfavorable rulings by the International Trade Commission relating to steel beams and cold-rolled sheet products.

As a result of the general economic slowdown and the effects of increasing steel imports, as well as other factors, a number of significant United States steel makers entered bankruptcy in 2001 and 2002. These companies include Trico Steel Company, LLC, Republic Steel Corporation, Bethlehem Steel Corporation, National Steel Corporation, Geneva Steel Company and Birmingham Steel Corporation. The operations of some of these companies have ceased, which may reduce United States supply, on at least a temporary basis. Because the shutdown of some of these facilities may only be temporary, however, it is not possible to predict whether the bankruptcies will have a long-term effect on the reduction of United States steel manufacturing capacity.

Reflecting reduction in supply as a result of these bankruptcies and the impact of the tariffs announced in March 2002, prices for some United States steel products have increased recently. Our composite sales price per ton has increased from $316 per ton in the first quarter of 2002 to $355 per ton in the third quarter of 2002. By the fourth quarter of 2002, sheet steel prices had declined, in part due to restarts of some closed facilities. The strength of the United States steel industry will depend principally on the timing and duration of an economic recovery and the implementation of a longer term solution to prevent illegal dumping in the United States market by foreign steel producers.

The United States steel industry is composed of two major sectors: integrated steel and mini-mills. Integrated steel facilities use blast furnaces to make molten steel from iron ore and coke, which is a refined carbon product produced by firing coal in large coke ovens at the facility.

Non-integrated mills (often referred to as mini-mills), like the ones we own, melt scrap steel using electric arc furnaces, a less capital-intensive process which makes them more efficient than integrated steel mills. Because mini-mills are smaller than integrated steel mills, mini-mill steel manufacturers like us can build and operate their mills in multiple locations to be nearer to their customers. Mini-mills have accounted for an increasing amount of United States steel production. In 1998, mini-mill steel production totaled 45.1% of United States steel production, compared to 47.4% in 2001, according to the Steel Industry Monitor. We believe that this trend will continue.

BUSINESS

The following is a summary description of our business. You should read the information provided in our periodic reports that are filed with the SEC and incorporated by reference in this prospectus for more information about us and our operations. See “Where You Can Find More Information”.

Overview

We are the largest steel producer in the United States. Additionally, we are the nation’s largest recycler, using steel scrap as our primary material in producing our steel products. We had sales of over $4.1 billion and recycled over 10 million tons of scrap steel in 2001. We produce and sell steel in the following forms:

•	steel bars, beams, sheet and plates,

•	steel joists and joist girders,

•	steel deck,

•	cold-finished (or rolled) steel,

•	steel fasteners,

•	metal building systems, and

•	light gauge steel framing.

We manufacture our steel principally from steel scrap, utilizing electric arc furnaces, continuous casting and automated rolling mills. We process some of our manufactured steel to produce cold-rolled or cold-finished steel, steel joists and joist girders, and steel fasteners. We further process our cold-rolled steel to produce steel deck.

Our products are primarily carbon steel, which is steel containing iron, carbon and other alloys. A variety of alloys are used to achieve distinct properties to meet specific applications.

In 2001, approximately 90% of our hot- and cold-rolled steel production was sold to non-affiliated customers in the United States; the remainder was used by us in the manufacture of other steel products as described above. We market our steel products in the United States principally through our in-house sales force. We believe the primary competitive factors in selling steel products are price and service. We face considerable competition from numerous domestic manufacturers and foreign imports, often at prices that we believe involve “dumping” in the case of foreign imports.

We have operations in 14 states and as of February 15, 2003 had approximately 10,000 employees. None of our employees are represented by labor unions.

Our backlog of orders was approximately 2.8 million tons at September 28, 2002 and approximately 2.1 million tons at September 29, 2001. We expect current backlog to be filled within one year.

On December 9, 2002, we acquired substantially all of the assets of Birmingham Steel Corporation. A significant portion of the information in this section regarding our business takes into account that acquisition.

Business Strengths

Largest Steel Producer in United States

We are the largest steel producer in the United States. In 2002, our mills produced approximately 13.6 million tons of steel, representing over 13% of U.S. steel produced. Our 2002 production represented an 11%

increase from the 12.3 million tons we produced in 2001. Our annual production capacity has grown from 120,000 tons in 1970 to almost 14 million tons in 2001 and over 18 million tons as of December 31, 2002, including our recent acquisitions. For the first nine months of 2002, our mills produced 10 million tons, or approximately 14.5% of steel production in the United States in that period. Our first nine months 2002 production represented a 7.7% increase from the 9.3 million tons we produced in the first nine months of 2001.

Low-Cost Producer

We believe that our manufacturing costs are among the lowest in the steel industry. The most significant component of our operating costs is scrap steel. Our mills melt scrap steel using electric arc furnaces and then process the steel through continuous casting systems. These operations are highly automated, and we believe that we require fewer employees per ton of production capacity than many of the facilities of our competitors. In addition, due to the efficiency of our mills, we limited our energy costs in 2001 to 10% of sales.

Modern, Efficient Mills

We believe that our steel mills are among the most modern and efficient in the world, utilizing current and efficient technology. We were among the early companies to build and operate mini-mills, starting in 1969. Our older facilities have been updated in many cases in an effort to maximize the efficiencies afforded by the latest technological advances. We believe our mini-mills are more labor, capital and energy efficient than integrated steel mills, which produce steel with blast furnaces from iron ore, a more basic raw material. Additionally, we believe that the variety and scale of our operations generally enable company-wide synergies and efficiencies not achievable by our smaller mini-mill competitors. In 2002, our capital expenditures to maintain, improve and expand our facilities (including approximately $68 million for renovations in connection with the Trico Steel acquisition) were approximately $226 million, or 5% of our sales, and $120 million, or 3% of our sales, in 2001.

Commitment to Innovation

We pride ourselves on being at the technical forefront of the steel industry. We believe we were the first steel company to commercialize thin-slab casting and among the first in the United States to adopt “near net shape beam blank casting” (structural steel). We emphasize the development of new disruptive and leapfrog technologies that can give us a competitive advantage. Some of those technologies include:

Castrip.    Strip-casting produces ultra-thin gauge hot-rolled steel with the ability to serve many cold-rolled applications. A Castrip mill produces a thinner sheet of steel in the casting process and is less capital intensive than existing sheet mills. The expected working space requirements for the Castrip process are less than the requirements for sheet steel produced using a thin-slab or a conventional-slab caster. The first Castrip facility is operational and is being tested for economic viability at our Crawfordsville, Indiana steel mill. We are now producing prime, saleable coils at the new Crawfordsville facility that uses the Castrip technology. Our team in Crawfordsville has also successfully broadened the product capability of the Castrip technology to include both electrical and stainless steels. While we are still in the testing stage and there can be no assurance as to its ultimate success, we continue to make significant progress towards achieving full commercialization of the Castrip process. In addition to our Castrip facility, we have entered into a joint venture with Broken Hill Proprietary Corporation and Ishikawajima-Harima Heavy Industries to sell the Castrip technology to other steel manufacturers. We hold the exclusive rights to use this technology in the United States and Brazil.

HIsmelt.    HIsmelt is a technology in development to convert iron ore to liquid metal thus eliminating the need for a blast furnace, sinter/pellet plants and coke ovens. This technology also may provide an economic alternative for blast furnaces and coke ovens that are no longer operational. We entered into a joint venture in 2002 with the Rio Tinto Group, the leading iron ore supplier in Australia, Mitsubishi Corp. and Chinese steel maker Shougang Corp. to develop the HIsmelt technology and for the construction of a commercial scale HIsmelt mill at Rio Tinto’s existing HIsmelt pilot site in Kwinana, Western Australia. We have the right to use this technology in any of our facilities.

Experienced Management Team

The members of our senior management team have an average of approximately 15 years in management positions with our company.

Commitment to our Employees

We have a simple, streamlined organizational structure to allow our employees to make quick decisions and to be innovative. Our organization is highly decentralized, with most day-to-day operating decisions made by one of our division general managers and their staff. The organizational structure at a typical division is made up of only three management layers over our hourly employees: supervisors/professionals, department managers, and a general manager. All of our employees participate in one of our four incentive compensation plans, which award compensation for meeting and exceeding selected operational goals. Because of their productivity, we believe that employees working at our mills are, on average, among the highest paid in the steel industry. None of our employees are represented by labor unions, and we believe our annual employee turnover is low relative to our industry. Additionally, we believe that we take an egalitarian approach to providing benefits to our employees-that is, upper levels of management generally do not enjoy better insurance programs, vacation schedules, holidays, or other traditional perquisites such as company cars, corporate jets, executive dining rooms or executive parking places. Due to our structure and employee practices, we have been able to attract and retain highly talented, motivated, productive employees, committed to making our company a leader in the steel industry.

Commitment to our Customers through Product Quality and Service

We are committed to providing our customers with uncompromising quality products. We strive to maintain the most modern equipment at our facilities and to adopt new and innovative production technologies, all with the objective of producing products of the highest quality as efficiently as possible. All of our operating facilities have earned quality system certifications. Most are ISO 9000 certified, a few are also QS 9000 certified and many have other special certifications unique to the industry. Most of these certifications are the result of implementing quality systems that are compliant with recognized international standards and passing an audit by an independent registrar. In addition to product quality, we have a strong commitment to serving our customers’ needs. We subscribe to the principle that our real business is a commitment to each and every customer on each and every order.

Growth Strategies

Optimize Existing Facilities

We are committed to continually improving our production efficiencies and lowering our operating costs per ton of steel produced. We also regularly improve the quality of our products, allowing improved pricing. We budgeted approximately $125 million in 2002 on capital improvements to our existing machinery and equipment, including the adoption of new or enhanced production technologies. We spent approximately $99 million in 2001 and $108 million in 2000 on these capital improvements. We plan to continue seeking opportunities to optimize the capabilities of our production machinery and equipment. For example, we plan to spend an additional $200 million on capital improvements to several of our bar mills over the next three years. These projects include a modernization of the rolling mill at our Nebraska mill, a new melt shop at our Texas mill, and a new reheat furnace and finishing end at our South Carolina mill.

Continue Greenfield Growth

Historically, we have grown our operations primarily by building new facilities, or “greenfield expansion”, and through expansion at our existing facilities.

In the second half of 2001, we began operations at the Vulcraft facility in Chemung, New York (Vulcraft of New York, Inc.). This facility produces steel joists, joist girders and steel deck. In late 2000, we completed construction of a steel plate mill in Hertford County, North Carolina, which has annual production capacity of 1.2 million tons. During 1999, we completed construction and started operation of a steel beam mill in Berkeley County, South Carolina, which has annual production capacity of 600,000 tons per year.

Additionally, we seek opportunities to increase our production capabilities by expanding at our existing operating locations. During 2001, we finished building and began operating a cold-rolling facility at our sheet mill in Berkeley County, South Carolina. This is our second cold-rolling facility at this mill, increasing its annual capacity of cold-rolled steel to 1.5 million tons from 750,000 tons. During 2000, we finished building and began operating a second caster at our sheet mill in Berkeley County, South Carolina. This additional caster increased our annual capacity of hot-rolled steel at this mill to 2.2 million tons from 1.5 million tons.

Continue Acquisitions

The recent economic downturn has significantly affected the steel industry, and a number of our competitors’ operations are for sale, many being offered for sale in bankruptcy proceedings. We believe that the number of facilities for sale, coupled with the limited number of potential buyers, is producing attractive pricing for existing facilities. We have been and plan to continue identifying economically attractive opportunities to purchase operating assets to increase our production capacity. We seek to make purchases when, in addition to boosting our annual production capacity, we can improve the acquired facilities by implementing our management philosophy and commitment to employees, undertaking capital improvement projects, and bringing our technologies and production knowledge to those operations.

Strategic Acquisitions

As part of our overall strategy to emerge from economic down-cycles stronger than we entered them, we have pursued and continue to pursue acquisitions that are both strategically important and attractively valued. We take a cautious and disciplined approach to acquisitions and are interested in acquiring assets only if they will help us build profitable market share and are priced attractively. A primary goal of our business development team and corporate-level transition/integration team leaders is to integrate our acquired assets as smoothly as possible.

Birmingham Steel Corporation

On December 9, we completed our acquisition of substantially all of Birmingham Steel Corporation’s assets for approximately $615 million in cash. We used some of the net proceeds from the offering of the old notes, along with working capital, to complete that acquisition. As required by the acquisition agreement, Birmingham Steel filed for Chapter 11 bankruptcy pursuant to a prearranged plan. We, Birmingham Steel, and Birmingham Steel’s secured creditors agreed on the pre-arranged plan. The United States Bankruptcy Court in Delaware confirmed the plan of reorganization and approved the acquisition. The Anti-Trust Division of the United States Department of Justice granted early termination of the Hart-Scott-Rodino waiting period, allowing the transaction to proceed under the antitrust laws. Assets included in the purchase are Birmingham Steel’s four operating mills in Birmingham, Alabama; Kankakee, Illinois; Seattle, Washington; and Jackson, Mississippi. These mills have an estimated combined annual capacity of approximately two million tons. We intend to continue to operate these facilities in much the same manner as they were operated prior to the acquisition. These plants are similar to the ones we have operated and approach our other plants in terms of operating efficiency. In addition, employees at these facilities are not represented by unions. We believe that these plants’ compatibility, as well as the similar management philosophies, will help to facilitate the integration process for the acquisition.

In connection with the acquisition, we also acquired the corporate office of Birmingham Steel located in Birmingham, Alabama; its mill in Memphis, Tennessee, which is currently not operating; the assets of Port Everglades Steel Corporation; the assets of the Klean Steel Division; Birmingham Steel’s ownership of Richmond Steel Recycling Limited; and approximately $120 million accounts receivable and inventory related to the acquired assets.

Wholly owned subsidiaries of ours have assumed obligations of Birmingham Steel under acquired contracts, which include certain supply and service contracts, utilities agreements, property and equipment leases and other ordinary course operating contracts, and under certain environmental permits.

Trico Steel Company, LLC

In January 2002, the United States Bankruptcy Court in Delaware approved the purchase by one of our wholly owned subsidiaries of substantially all of the assets of Trico Steel Company, LLC. We completed the purchase on July 22, 2002 for a purchase price of $117.7 million. In connection with the acquisition we assumed $86 million in principal amount of industrial revenue bonds. Located in Decatur, Alabama, the Trico sheet steel facility originally began operations in 1997. We anticipate that following completion of scheduled capital improvements, its annual capacity will be approximately 1.9 million tons, which will increase our total capacity for sheet production by approximately 30%. Our management team is in place and has begun training employees at this facility. Equipment modifications to increase the capacity of this facility and the quality of its product were started immediately after receiving the required regulatory permits. We believe that these assets will support our strategy to build market share in the flat-rolled steel market and broaden our sheet product portfolio to include higher quality grades.

In the third quarter of 2002, we incurred costs associated with the accelerated start-up of Nucor Steel Decatur, LLC, which successfully produced its first heat and cast its first slabs the week of September 16—less than 60 days after the acquisition. The facility is now regularly producing and shipping hot-rolled steel coils and pickled and oiled product for outside customers.

Auburn Steel Company, Inc.

In March 2001, we acquired substantially all of the assets of Auburn Steel Company, Inc.’s merchant steel bar facility in Auburn, New York for a purchase price of approximately $115 million. The facility began operations in 1974 and has an annual capacity of 450,000 tons of merchant bar quality steel shapes. As one of our lowest capital cost bar mills, the acquisition of the Auburn facility has been accretive to our earnings. The facility achieved record production and shipments in 2001, which we believe was partially due to the implementation of our incentive pay system at this facility.

Our Operating Facilities

Our Bar Mills, Sheet Mills, Structural Mills and Plate Mill

We operate 16 scrap-based steel mills. These mills melt scrap metal to produce steel, as compared to integrated steel mills, which make steel by processing iron ore and other raw materials in blast furnaces.

Bar Mills.    We operate nine bar mills, which are located in Darlington, South Carolina; Norfolk, Nebraska; Jewett, Texas; Plymouth, Utah; Auburn, New York; Birmingham, Alabama; Kankakee, Illinois; Seattle, Washington; and Jackson, Mississippi. We produce carbon and alloy steel bars, angles and light structural shapes at these bar mills. These products have wide usage, including in the manufacturing of automotive and farm equipment, metal buildings, furniture and recreational equipment. Total production capacity of our nine bar mills is approximately 5.8 million tons per year.

We constructed four of these mills between 1969 and 1981. The mill in Auburn, New York, was acquired in March 2001 and the mills in Birmingham, Alabama; Kankakee, Illinois; Seattle, Washington; and Jackson, Mississippi were acquired on December 9, 2002. Over the years, we have completed extensive capital projects to keep our facilities modernized. As announced in February 2002, we plan to spend an additional $200 million on capital improvements to these mills over the next three years. These projects include a modernization of the rolling mill at our Nebraska mill, a new melt shop at our Texas mill, and a new reheat furnace and finishing end at our South Carolina mill. Our average construction cost for building these four mills was approximately $186 per ton of their annual steel-making capacity in 2001.

In 2001, we acquired substantially all of the assets of Auburn Steel Company, Inc.’s bar mill in Auburn, New York. Our capital cost at this mill is approximately $186 per ton of steel-making capacity in 2001. This mill is an important addition to our group of bar mills, as it gives us a presence in the market for merchant bars in the Northeast and fits well strategically with our new Vulcraft facility in New York, which we describe below.

Our capital cost for the four bar mills we acquired from Birmingham Steel is approximately $237 per ton of steel-making capacity. These mills broaden our presence geographically and complement our bar product growth strategy.

Sheet Mills.    We operate four sheet mills, which are located in Crawfordsville, Indiana; Hickman, Arkansas; Berkeley County, South Carolina; and Decatur, Alabama. We produce flat-rolled steel at these mills, which is used in the manufacture of appliances, pipes and tubes and in the construction industry. Total annual capacity of our sheet mills is in excess of eight million tons per year.

We constructed each of these sheet mills between 1989 and 1996 other than the Decatur, Alabama facility, which we acquired from Trico Steel in the third quarter of 2002. These sheet mills utilize thin-slab casters to produce hot-rolled sheet, a portion of which we further process through cold rolling and galvanizing. Our average construction cost for these mills is approximately $301 per ton of their annual steel-making capacity in 2001.

In July 2002, one of our subsidiaries purchased substantially all of the assets of Trico Steel. Located in Decatur, Alabama, the Trico sheet steel facility originally began operations in 1997. We anticipate that following completion of scheduled capital improvements, its annual capacity will be approximately 1.9 million tons, which will increase our total capacity for sheet production by approximately 30%. We made capital expenditures of approximately $70 million for improvements in 2002. The Decatur facility is now regularly producing and shipping hot-rolled steel coils and pickled and oiled product for outside customers.

During 2001, we finished building and began operating a cold-rolling facility at our sheet mill in Berkeley County, South Carolina. This is our second cold-rolling facility at this mill, increasing its annual capacity of cold-rolled steel to 1.5 million tons from 750,000 tons.

During 2000, we finished building and began operating a second caster at our sheet mill in Berkeley County, South Carolina. This additional caster increased our annual capacity of hot-band steel at this mill to 2.2 million tons from 1.5 million tons.

Structural Mills.    We operate two steel structural mills which are located in Blytheville, Arkansas and Berkeley County, South Carolina. We produce wide-flange steel beams, pilings and heavy structural steel products at these mills for sale to steel fabricators and distributors to be used in buildings, bridges and other construction applications. Both of these mills use a special casting method that produces a beam blank closer in shape to that of a finished beam than traditional methods. Combined annual capacity of these two mills is approximately 3.2 million tons.

In 1999, we finished building and began operating our structural beam mill in Berkeley County, South Carolina. In 1988, we and Yamato Kogyo, one of Japan’s major producers of wide-flange beams, completed construction of a structural beam mill in Blytheville, Arkansas. We own a 51% interest in Nucor-Yamato Steel Company, which owns and operates this mill. Our average construction cost for these two mills is approximately $270 per ton of annual steel-making capacity in 2001, which we believe is lower than the average construction cost of production capacity at integrated steel mills producing these same products.

Plate Mill.    We operate one steel plate mill in Hertford County, North Carolina. It produces steel plate used in our customers’ production of rail cars, ships, barges and refinery tanks. We finished building and began operating this mill in October 2000. This mill’s new, efficient production technology and our strong customer service focus has enabled us to successfully enter the market for steel plate. We will seek an increasing share of this market over the next several years. This mill has annual production capacity of 1.2 million tons and we produced approximately 522,000 tons in 2001.

Operation of Our Steel Manufacturing Mills

All of our steel manufacturing mills process scrap steel to produce our steel products, rather than melting iron ore with blast furnaces, as do integrated mills. We melt steel scrap in electric arc furnaces and pour it into continuous casting systems, producing billets and slabs. Highly sophisticated rolling mills convert the billets and slabs into angles, rounds, channels, flats, sheet, beams, plate and other products.

We produced a record 13.6 million tons of steel in 2002, an 11% increase from 12.3 million tons in 2001. Our annual production capacity has grown from 120,000 tons in 1970 to over 18 million tons in 2002, taking into account our recent acquisitions.

Scrap and scrap substitutes are the most significant element in our total cost of producing steel. The average cost of our steel scrap decreased to $101 per ton used in 2001 from $120 per ton used in 2000, while the cost of our steel scrap has recently increased substantially. Despite increased mini-mill production in recent years, the rise in availability and use of scrap substitutes helps to keep scrap costs from increasing significantly.

Steel mills consume large amounts of electricity and gas. However, because of the efficiency of our steel mills, we have limited our average energy costs to approximately 10% of our sales in at least the last three fiscal years. We believe that this is lower than the energy costs of integrated steel companies producing comparable products.

Markets for Our Manufactured Steel

We sold approximately 90% of our 2001 hot- and cold-rolled steel production to non-affiliated U.S. customers, and used the balance as the raw material for our fabrication operations. Steel sales to our customers in 2002 were a record 12.3 million tons, 12% higher than the 11.0 million tons in 2001.

We sell steel products produced by our bar mills and sheet mills primarily to manufacturers and steel service centers and the steel products of our structural and plate mills primarily to fabricators, manufacturers and steel service centers.

We use a simple, highly competitive pricing system that is less complicated than the traditional pricing structure used by many companies in the steel industry. For the bar and structural mills, we charge all customers in a region the same published price. For the more highly engineered steel produced by our sheet and plate mills, however, prices we charge vary due to the additional costs of accommodating customized and specialized products ordered by our customers.

Our Vulcraft Group

Our Vulcraft group is the nation’s largest producer of steel joists, joist girders and steel deck used in non-residential building construction. Steel joists, joist girders and steel decking are used extensively as part of the roof and floor support systems in buildings, including retail stores, shopping centers, warehouses, schools, churches, hospitals and, to a lesser extent, multi-story buildings and apartments. Building support systems using joists, joist girders and steel deck are frequently more economical than other systems. We sell these products to general contractors and steel fabricators across the United States. Steel fabricators design complex, highly-specialized load-bearing products and structures for use in the construction industry. Substantially all production is to order and minimal unsold inventories of finished products are maintained. All sales contracts are firm fixed-price contracts and are usually bid against other suppliers.

Sales of steel joists, joist girders and steel deck are significantly dependent on the non-residential building construction market. The decreased level of construction over the past two years has unfavorably impacted the number of non-residential buildings supplied by the Vulcraft group. Continued weakness in non-residential building construction would negatively affect the sales of steel joists, joist girders and steel deck and the earnings of Vulcraft.

Steel Joists and Joist Girders.    Our facilities located in Florence, South Carolina; Norfolk, Nebraska; Fort Payne, Alabama; Grapeland, Texas; St. Joe, Indiana; Brigham City, Utah; and Chemung, New York produce steel joists and joist girders. We sell these products through a bidding process. In 2001, our Vulcraft group submitted bids on an estimated 80% to 90% of the domestic buildings being constructed using steel joists and joist girders as part of their support systems and supplied an estimated 40% of total domestic sales of steel joists and joist girders. In 2001, our Vulcraft facilities produced 532,000 tons of steel joists and joist girders, a decrease of 13% from the 613,000 tons we produced in 2000 and a decrease of 14% from the 616,000 tons we produced in 1999. These facilities currently have an annual production capacity of 685,000 tons. In 2001, our Vulcraft group obtained approximately 92% of its steel requirements for joists and joist girders from our bar mills.

Steel Deck.    Our Vulcraft facilities in Florence, South Carolina; Norfolk, Nebraska; Fort Payne, Alabama; Grapeland, Texas; St. Joe, Indiana; and Chemung, New York produce steel deck. Steel deck is used in what we believe is the majority of buildings being constructed with steel joists and joist girders, so that we are often able to bid on steel deck when bidding on steel joists and joist girders. In 2001, our Vulcraft group supplied an estimated 30% of total domestic sales of steel deck. In 2001, our Vulcraft facilities produced 344,000 tons of steel deck, a decrease of 3% from the 353,000 tons we produced in 2000 and a decrease of 8% from the 375,000 tons we produced in 1999. These facilities currently have an annual production capacity of 400,000 tons. In 2001, our Vulcraft group obtained approximately 89% of its steel requirements for steel deck production from our sheet mills.

In 2000, we began construction on a Vulcraft facility in Chemung, New York. We began operations at this facility in the second half of 2001. This facility produces steel joists, joist girders and steel deck. The majority of the raw materials for this facility are supplied by our steel manufacturing mills in Auburn, New York and Crawfordsville, Indiana. Through the Chemung Vulcraft facility we have expanded our geographic market of our Vulcraft group into the Northeast.

Our Cold Finish Group

Our cold finish group produces cold-drawn and turned, ground and polished steel bars, in round, hexagon, flat and square shapes. These products are purchased by customers in various industries, including automotive, farm machinery, hydraulic, appliance, electric motor and service centers. Examples of these products include anchor bolts in basketball hoops and farm machinery, hydraulic cylinders, and shafting for air conditioner compressors, ceiling fan motors, garage door openers, electric motors and lawn mowers.

This group has facilities in Norfolk, Nebraska; Darlington, South Carolina; and Brigham City, Utah. We believe all three facilities to be among the most modern in the world, and they use in-line electronic testing to ensure outstanding quality. Our cold finish group obtains most of its steel requirements from our bar mills. In 2001, sales of cold-finished steel products were 203,000 tons, a decrease of 19% from 250,000 tons in 2000 and a decrease of 16% from 243,000 tons in 1999. The total capacity of these three facilities is approximately 350,000 tons per year. Based on our review of the AISI Annual Statistical Report published in July 2002, we estimate the total annual cold-finished steel product market for the years 1997 through 2000 to be more than 1.8 million tons. Our cold finish group anticipates opportunities for increases in sales and earnings during the next several years since we currently have less than 15% of the market.

Our Fastener Division

Our fastener division is located in St. Joe, Indiana and produces standard steel hexhead cap screws, hex bolts, socket head cap screws and structural bolts. Fasteners are used in a broad range of markets, including automotive, machine tools, farm implements, construction and military applications.

This operation is highly automated and we believe has fewer employees than comparable facilities of our competitors, enabling us to maintain highly competitive pricing in a domestic market currently dominated by foreign suppliers. The total capacity of this facility is approximately 75,000 tons, which we estimate to be approximately 20% of the total market for these products. This facility obtains much of its steel requirements from our bar mills.

Our Building Systems Group

Our building systems group manufactures metal buildings and steel framing systems for commercial, industrial, residential and municipal construction markets. It can customize complete metal buildings, ranging in size from approximately 500 square feet to more than one million square feet and can integrate other materials into these buildings such as glass, wood and masonry. This group sells its products through a builder distribution network that enables quick, customized solutions for building owners. Buildings that use our products include distribution centers, automobile dealerships, retail centers, schools, warehouses and manufacturing facilities.

Our building systems group operates at three facilities located in Waterloo, Indiana; Swansea, South Carolina; and Terrell, Texas. This group obtains a significant portion of its steel requirements from our bar and sheet mills. Building systems sales in 2001 were approximately 65,000 tons, a decrease of 17% from the 78,500 tons we sold in 2000 and a decrease of 2% from 66,000 tons in 1999. This group currently has annual capacity of approximately 145,000 tons.

Nucon Steel Group

Our Nucon Steel group manufactures load-bearing light gauge steel framing systems for commercial, industrial and residential construction markets. We began this group with our acquisition of ITEC Steel, Inc., and its wholly owned subsidiary, Steel Truss and Frame Corp, in November 2001. These acquired facilities are located in Dallas, Georgia and Denton, Texas. Nucon Steel specializes in light gauge steel framing systems for the commercial and residential construction markets. As a leader in the emerging load-bearing light gauge steel framing industry, Nucon Steel provides us with an entry into this growing market. We plan to broaden Nucon Steel’s opportunities through geographic expansion and the introduction of new products.

Facilities

Our principal operating facilities are as follows:

Location	Approximate square footage of facilities	Principal Products
Blytheville-Hickman, Arkansas	3,540,000	Steel shapes, flat-rolled steel
Norfolk-Stanton, Nebraska	2,390,000	Steel shapes, joists, deck
Brigham City-Plymouth, Utah	1,920,000	Steel shapes, joists
Darlington-Florence, South Carolina	1,660,000	Steel shapes, joists, deck
Grapeland-Jewett, Texas	1,510,000	Steel shapes, joists, deck
Crawfordsville, Indiana	1,800,000	Flat-rolled steel
Berkeley, South Carolina	1,940,000	Flat-rolled steel, steel shapes
Decatur, Alabama	670,000	Flat-rolled steel
Auburn-Chemung, New York	950,000	Steel shapes, joists, deck
Hertford County, North Carolina	1,000,000	Steel plate
Birmingham-Fort Payne, Alabama	750,000	Steel shapes, joists, deck
Seattle, Washington	660,000	Steel shapes
Kankakee, Illinois	370,000	Steel shapes
Jackson, Mississippi	340,000	Steel shapes

We have additional operating facilities in St. Joe and Waterloo, Indiana; Terrell, Texas; Dallas, Georgia; and Swansea, South Carolina, all of which are engaged in the manufacture of steel products. The average utilization rate of all of our operating facilities was approximately 88% of production capacity for the first nine months of 2002 (prior to the acquisition of substantially all the assets of Birmingham Steel Corporation in December 2002), and approximately 87% of production capacity for the year ended December 31, 2001. Our average utilization rate may fluctuate considerably based on general economic and industry conditions. In connection with the Birmingham acquisition, we acquired a steel mill in Memphis, Tennessee that we are not currently operating, as well as a distribution center in Fort Lauderdale, Florida.

Environmental Matters

In late 2000, we agreed to a comprehensive consent decree with the EPA and several states that relates to a broad array of alleged past environmental violations at eight of our steel manufacturing mills and six of our Vulcraft facilities. In the course of negotiating the consent decree, we and the EPA actively attempted to identify and resolve every item of potential non-compliance under applicable environmental laws. The consent decree was approved and entered as a court order in July 2001. We paid the agreed upon $9 million civil penalty in July 2001 and have agreed to spend another $4 million in performing supplemental environmental projects under the consent decree. We believe that entering into the consent decree has resolved all significant past liability arising under applicable environmental laws for past events occurring at those facilities. Pursuant to the consent decree, we agreed to investigate and clean up certain areas suspected of contamination, to make substantial investments in operating and environmental equipment over an eight-year period, and to install continuous emissions monitoring systems at each of our mills. The consent decree also involves implementation of a schedule for investigating releases of contaminants and performing environmental cleanups at our mills, and of best management practices for water pollution and waste materials handling. In addition, under the consent decree we agreed to test various pilot technologies intended to reduce nitrogen oxide emissions from a variety of facility sources, including certain air pollution control technologies on our electric arc furnaces and reheat furnaces and at our Vulcraft facilities, and to implement them if successful. We are working with the EPA to test these pilot technologies and implement appropriate methods to reduce these emissions, and are deemed to be in compliance with applicable standards so long as we are proceeding with the testing of these experimental technologies pursuant to the consent decree. We believe that we will have an industry leadership position in developing pilot technologies to satisfy increasingly stringent pollution control standards. In addition, we have found that certain of our pollution control efforts have contributed to identifying and implementing changes in our operations that have enhanced our manufacturing efficiency.

In 2000, we appointed an environmental general manager charged with the task of making our company a leader in environmental issues in our industry. As part of this effort, we are installing an environmental management system at each of our steel mills, with a separate environmental manager at each mill reporting directly to the general manager of the facility and to the environmental general manager at our corporate offices.

OUR EMPLOYEES, OFFICERS AND DIRECTORS

Our Employees

Our success comes from our approximately 10,000 employees. We have a simple, streamlined organizational structure to allow our employees to innovate and make quick decisions. Our management structure is highly decentralized, with most day-to-day operating decisions made by the division general managers and their staff. The organizational structure at a typical division is made up of only three management layers in addition to our hourly employees:

•	general manager,

•	department manager, and

•	supervisor/professional

We believe it is important for all of our employees to work together as a team. For example, the general managers at our facilities hold dinners at least annually with every employee in groups of 25 to 100. These meetings are designed to give employees a chance to discuss issues related to scheduling, equipment, organization and production in a “New England town meeting” format.

Employee relations at our company are based on four clear-cut principles:

•	Management is obligated to manage our company in a way so that employees will have the opportunity to earn according to their productivity;

•	Employees should be able to feel confident that if they do their jobs properly, they will have a job tomorrow. Since we started in the steel industry in 1968, we have never laid off any of our employees due to a slow down in our business;

•	Employees have the right to be treated fairly and must believe that they will be; and

•	Employees must have an avenue of appeal when they believe they are being treated unfairly.

By implementing these four basic principles within a simple organizational structure, we have been able to attract and retain highly talented, productive and loyal employees. We believe that our annual employee turnover is low, relative to our industry. None of our employees are represented by labor unions, and there have been no recent efforts by unions to seek to represent our employees. We believe that we have an excellent relationship with our employees, and that this relationship is critical to our continuing success.

Performance-Based Compensation

We provide employees with a performance-related compensation system that rewards goal-oriented individuals. Because of their productivity, we believe that employees working at our mills are on average among the highest paid in the steel industry. All of our employees participate in one of four basic compensation plans, each featuring incentives related to meeting specific goals and targets. In addition, all of our employees up to, but not including vice presidents, participate in our profit-sharing plan.

Production Incentive Plan.    Our hourly employees and supervisors are paid weekly bonuses based on the productivity of their work group. The rate is calculated based on the capabilities of the equipment employed, and no bonus is paid if the equipment is not operating. In general, the production incentive bonus can average from 80 to 150 percent of an employee’s base pay.

Department Manager Incentive Plan.    Department managers earn annual incentive bonuses based primarily on their respective division’s return on assets. These bonuses can be as much as 109 percent of a department manager’s base pay.

Professional and Clerical Bonus Plan.    This bonus is paid to employees that are not on the production or department manager plan and is based primarily on the division’s return on assets.

Senior Officers Incentive Plan.    Our senior officers do not participate in our profit-sharing plan or in any pension plan. Their base salaries are set lower than what we believe executives receive in comparable companies. The remainder of their compensation is based on our profitability, payable to senior officers partly in cash and partly in stock.

In addition to these established bonus plans, we have periodically issued an extraordinary bonus to all employees, except officers, in years of particularly strong performance. For example, in 2000, we paid an $800 extraordinary bonus to each employee, other than our senior officers.

Egalitarian Benefits

We take a more egalitarian approach to providing benefits to our employees. That is, the upper levels of management generally do not enjoy better insurance programs, vacation schedules, or holidays. In fact, certain benefits such as our profit-sharing, scholarship program, employee stock purchase plan, extraordinary bonus, and service awards program are not available to our senior officers. Senior officers do not enjoy perquisites we believe are common at other companies of our size, such as company cars, corporate jets, executive dining rooms, or executive parking places.

Our Board of Directors and Executive Officers

The following table sets forth information for the persons who are members of our board of directors or are our executive officers. The term of office for each executive officer expires after the completion of their three-year term or on the earlier of the appointment and qualification of a successor or that officer’s death, resignation, retirement, removal or disqualification.

Name	Age	Position
Peter C. Browning	61	Non-executive Chairman
Clayton C. Daley, Jr.	51	Director
Daniel R. DiMicco	52	Vice-Chairman, President and Chief Executive Officer
Harvey B. Gantt	60	Director
Victoria F. Haynes	55	Director
James D. Hlavacek	59	Director
Raymond J. Milchovich	53	Director
Thomas A. Waltermire	53	Director
Terry S. Lisenby	51	Chief Financial Officer, Treasurer and Executive Vice President
John J. Ferriola	50	Executive Vice President
Hamilton Lott, Jr.	53	Executive Vice President
D. Michael Parrish	50	Executive Vice President
Joseph A. Rutkowski	47	Executive Vice President

Peter C. Browning—Mr. Browning has been a director of our company since 1999, and his term expires at the 2005 annual meeting. Since March 2002, Mr. Browning has been the Dean of the McColl Graduate School of Business located in Charlotte, North Carolina. From 1998 to 2000, Mr. Browning was the President and Chief Executive Officer, and from 1995 to 1998, the President and Chief Operating Officer, of Sonoco Products Company. Mr. Browning is also a director of Wachovia Corporation, EnPro Industries, Inc., Lowe’s Companies, Inc., The Phoenix Companies, Inc., Sykes Enterprises, Inc. and Acuity Brands, Inc.

Clayton C. Daley, Jr.—Mr. Daley has been a director of our company since 2001 and his term expires at the 2003 annual meeting. Mr. Daley has been the Chief Financial Officer of The Procter & Gamble Company since 1998. He also served The Proctor & Gamble Company from 1994 to 1998 as Vice President and Treasurer.

Daniel R. DiMicco—Mr. DiMicco has been a director of our company since 2000 and was elected as Vice Chairman in June 2001. Mr. DiMicco’s term as director expires at the 2004 annual meeting. Mr. DiMicco has served as our President and Chief Executive Officer since September 2000. Mr. DiMicco previously served as our Executive Vice President from 1999 to 2000 and Vice President from 1992 to 1999.

Harvey B. Gantt—Mr. Gantt has been a director of our company since 1999 and his term expires at the 2003 annual meeting. Mr. Gantt has been a Principal Partner of Gantt Huberman Architects, an architectural firm, since 1971. In 1983, Mr. Gantt was elected Mayor of Charlotte, North Carolina, and he served for two terms.

Victoria F. Haynes—Ms. Haynes has been a director of our company since 1999 and her term expires at the 2005 annual meeting. Ms. Haynes has been the President and Chief Executive Officer of the Research Triangle Institute since 1999. From 1992 to 1999, Ms. Haynes was the Vice President and Chief Technical Officer of The BF Goodrich Company. Ms. Haynes is also a director of The Lubrizol Corporation.

James D. Hlavacek—Mr. Hlavacek has been a director of our company since 1996. Mr. Hlavacek is the founder and managing director of Market Driven Management and since 1976, is chairman and Chief Executive Officer of the parent company, The Corporate Development Institute, Inc., a global management development and consulting corporation. Mr. Hlavacek’s term as director expires at the 2004 annual meeting.

Raymond J. Milchovich—Mr. Milchovich joined our board of directors in September 2002 and his term expires at the 2004 annual meeting. Mr. Milchovich has been the Chairman, President and Chief Executive Officer of Foster Wheeler Ltd. since late 2001. From 1980 to 2001, Mr. Milchovich held several positions at Kaiser Aluminum & Chemical Corporation. He served as Chairman, President and Chief Executive Officer of Kaiser Aluminum in 2001, President and Chief Executive Officer from 1999 to 2001, and President and Chief Operating Officer from 1997 to 1999.

Thomas A. Waltermire—Mr. Waltermire joined our board of directors in February 2003 and his term expires at the 2005 annual meeting. Mr. Waltermire has been the Chairman and Chief Executive Officer of PolyOne Corporation since 2000 and was Chairman and Chief Executive Officer of The Geon Company, a predecessor of PolyOne, beginning in 1999. From 1993 to 1999, Mr. Waltermire held several positions with the Geon Company.

Terry S. Lisenby—Mr. Lisenby has been Chief Financial Officer, Treasurer and Executive Vice President since January 2000. Mr. Lisenby previously served as our Vice President and Corporate Controller from 1991 to 1999. Mr. Lisenby began his career with us as Corporate Controller in 1985.

John J. Ferriola—Mr. Ferriola has been an Executive Vice President of our company since January 2002 and a Vice President from 1996 to 2001. He was General Manager of Nucor Steel, Crawfordsville, Indiana from 1998 to 2001; General Manager of Nucor Steel, Norfolk, Nebraska from 1995 to 1998; General Manager of Vulcraft, Grapeland, Texas in 1995; and Manager of Maintenance and Engineering at Nucor Steel, Jewett, Texas from 1992 to 1995.

Hamilton Lott, Jr.—Mr. Lott has been an Executive Vice President of our company since September 1999 and a Vice President from 1988 to 1999. He was General Manager of Vulcraft, Florence, South Carolina from 1993 to 1999; General Manager Vulcraft, Grapeland, Texas from 1987 to 1993; Sales Manager of Vulcraft, St. Joe, Indiana from January 1987 to May 1987 and Engineering Manager there from 1982 to 1986. Mr. Lott began his career with Nucor as Design Engineer at Vulcraft, Florence, South Carolina in 1975.

D. Michael Parrish—Mr. Parrish has been an Executive Vice President of our company since November 1998 and a Vice President from 1990 to 1998. He was General Manager of Nucor Steel, Hickman, Arkansas from 1995 to 1998; General Manager of Nucor Steel, Jewett, Texas from 1991 to 1995; General Manager of Vulcraft, Brigham City, Utah from 1989 to 1991; Production Manager of Vulcraft, Fort Payne, Alabama from 1986 to 1989; Engineering Manager of Vulcraft, Brigham City, Utah from 1981 to 1986; and Engineer at Vulcraft, Saint Joe, Indiana from 1975 to 1981.

Joseph A. Rutkowski—Mr. Rutkowski has been an Executive Vice President of our company since November 1998 and a Vice President from 1993 to 1998. He was General Manager of Nucor Steel, Hertford, North Carolina, from August 1998 to November 1998; General Manager of Nucor Steel, Darlington, South Carolina from 1992 to 1998; Manager of Melting and Casting of Nucor Steel, Plymouth, Utah from 1991 to 1992; and Manager of Nucor Cold Finish, Norfolk, Nebraska from 1989 to 1991.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tables give information concerning the beneficial ownership of our common stock by all directors and senior officers (including all directors and officers as a group), as well as the identity of the owners of more than five percent of our outstanding common stock. The named senior officers include the chief executive officer and our other four highest-compensated senior officers whose cash compensation exceeded $100,000 for 2001. “Beneficial ownership” is determined in accordance with the rules of the SEC.

	Common Stock Beneficially Owned as of December 31, 2002
Beneficial Owner	Sole Voting and Investment Power	Shared Voting and Investment Power	Shares Subject to Options	Number of Shares	Percent Owned
State Farm Mutual Automobile Insurance Company (1)	7,500,384	—	—	7,500,384	9.59%
Peter C. Browning	1,455	—	2,423	3,878	—
Clayton C. Daley, Jr.	500	—	757	1,257	—
Daniel R. DiMicco	26,116	—	31,803	57,919	0.07%
Harvey B. Gantt	800	—	1,615	2,415	—
Victoria F. Haynes	767	—	1,615	2,382	—
James D. Hlavacek	1,100	200	1,615	2,915	—
Terry S. Lisenby	19,496	—	14,854	34,350	0.04%
Hamilton Lott, Jr.	19,354	—	23,776	43,130	0.06%
Raymond J. Milchovich	—	—	—	—	—
D. Michael Parrish	21,554	—	24,568	46,122	0.06%
Joseph A. Rutkowski	21,598	170	21,803	43,571	0.06%
All directors and senior officers as a group (31 persons)	425,917	20,945	411,481	858,343	1.10%

(1)	Based on a Schedule 13G/A filed with the SEC on January 29, 2003.

INDEBTEDNESS

The following table sets forth our consolidated indebtedness as of September 28, 2002 on (i) a historical basis, and (ii) on a pro forma as adjusted basis to reflect the initial sale of the old notes, as if that transaction had occurred on September 28, 2002.

	September 28, 2002
	Actual	Pro forma as adjusted
Long-term debt (including current maturities):
Industrial revenue bonds, 1.73% to 2.475%, variable, due from 2014 to 2033	$292,300,000	$292,300,000
Industrial revenue bonds, 5.75% to 8%, fixed, due from 2003 to 2023 (1)	77,250,000	77,250,000
Notes, 6%, due in 2009	175,000,000	175,000,000
Notes, 4.875%, due in 2012 (2)	—	350,000,000
Revolving credit facilities (3)	—	—

Total indebtedness	$544,550,000	$894,550,000

(1)	In January 2003, approximately $45 million aggregate principal amount of new variable rate industrial revenue bonds were issued to refund some of these fixed rate bonds. In connection with the refunding, the maturities on some of those bonds were extended by up to 12 years. In addition, $16 million of the aggregate principal amount included in this table under “Long-term debt (including current maturities)” was called for redemption in late November 2002, and as a result will be reflected as current debt for the period ending December 31, 2002. On January 14, 2003, we redeemed those bonds for 102% of their aggregate principal amount plus all unpaid interest thereon, which accrued at 6.375% per annum. The total redemption price of $16.4 million was paid by us, as the conduit borrower under those bonds, to The Bank of New York, as trustee, and paid by the trustee to those bondholders. See the section below entitled “Description of Material Indebtedness—Industrial Revenue Bonds”.
(2)	Does not include original issue discount on the old notes.
(3)	On October 4, 2002, we entered into a new revolving credit facility which replaced our old $248 million credit facilities and provides for up to $425 million in revolving loans. No borrowings were outstanding under our old credit facilities as of the date they were replaced, and no borrowings were outstanding under our new credit facility as of the date of this prospectus.

DESCRIPTION OF MATERIAL INDEBTEDNESS

New Revolving Credit Facility

On October 4, 2002, we entered into an unsecured revolving credit facility that provides for up to $425 million in revolving loans. Wachovia Securities, Inc. and Banc of America Securities LLC, initial purchasers of the old notes, served as co-lead arrangers and joint book managers for this new facility. Wachovia Bank, National Association, an affiliate of Wachovia Securities, Inc. acts as administrative agent for the credit facility. This credit facility consists of (i) a $125 million 364-day revolver with an option to permit us to convert amounts outstanding under this facility to a one-year term loan, and (ii) a $300 million five-year multi-currency revolver, a portion of which is available for the issuance of letters of credit and foreign currency borrowings. Borrowings under this credit facility bear interest at a base rate or LIBOR plus an applicable spread to be determined by reference to our senior unsecured debt ratings by Standard & Poor’s Ratings Services and Moody’s Investors Service. This credit facility includes customary financial and other covenants, including a limit on the ratio of funded debt to total capitalization of 50% and a limit on our ability to pledge our and our subsidiaries’ assets. The credit facility also contains customary events of default.

Our new credit facility replaced our old credit facilities, which included a group of banks and provided for an aggregate of up to $248 million of unsecured revolving loans that were scheduled to expire from 2003 through 2007. No borrowings were outstanding under our old credit facilities as of the date they were replaced, and no borrowings were outstanding under our new credit facility as of the date of this prospectus.

It is currently contemplated that we will update our commercial paper program in the near future, increasing its size in relation to our new $425 million revolving credit facility.

Industrial Revenue Bonds

We are the ultimate borrower of funds from various outstanding tax incentive financing and pollution control, industrial revenue, private activity or similar bonds, which we refer to generally as “industrial revenue bonds”. The industrial revenue bonds were issued to facilitate financing of the construction of or improvements to our steel mills. Because interest on industrial revenue bonds is generally exempt from federal income taxation, use of industrial revenue bonds has allowed us to borrow money at a lower rate than if we issued ordinary corporate debt. As of September 28, 2002, the outstanding amount of our indebtedness related to industrial revenue bonds was approximately $370 million. Indebtedness under our industrial revenue bonds is secured.

We currently have outstanding numerous industrial revenue bonds with variable interest rates and fixed interest rates ranging from 5.75% to 8.00%, and with maturities through 2033. The following table summarizes the maturity schedule of our outstanding industrial revenue bonds, including industrial revenue bonds that we assumed in connection with the acquisition of substantially all of the assets of Trico Steel, which we completed on July 22, 2002 for a purchase price of $117.7 million.

Year	Aggregate principal amount of variable rate industrial revenue bonds maturing	Aggregate principal amount of fixed rate industrial revenue bonds maturing (1)	Total aggregate principal amount of industrial revenue bonds maturing
2003	—	$16,000,000	$16,000,000
2004	—	—	—
2005	—	—	—
2006	—	1,250,000	1,250,000
2007	—	—	—
2008	—	—	—
2009	—	5,400,000	5,400,000
2010	—	—	—
2011	—	—	—
2012	—	—	—
2013	—	—	—
2014	$3,300,000	—	3,300,000
2015	—	—	—
2016	—	—	—
2017	—	3,000,000	3,000,000
2018	—	—	—
2019	—	—	—
2020	—	—	—
2021	—	34,400,000	34,400,000
2022	—	1,000,000	1,000,000
2023	—	16,200,000	16,200,000
2024	—	—	—
2025	—	—	—
2026	46,500,000	—	46,500,000
2027	61,000,000	—	61,000,000
2028	46,500,000	—	46,500,000
2029	25,000,000	—	25,000,000
2030	15,000,000	—	15,000,000
2031	25,000,000	—	25,000,000
2032	—	—	—
2033	70,000,000	—	70,000,000

Total	$292,300,000	$77,250,000	$369,550,000

(1)	In January 2003, new variable rate industrial revenue bonds were issued in like principal amounts to refund some of the fixed rate bonds set forth above. In connection with the refunding, the maturities on some of those bonds were extended by up to 12 years. The amount of those bonds was approximately 10% of the total aggregate principal amount of industrial revenue bonds reflected above. In addition, some of the industrial revenue bonds set forth above were redeemed and extinguished prior to their maturities. The amount of those bonds was approximately 4% of the total aggregate principal amount of industrial revenue bonds reflected above. We expect that the near-term effect of the issuance of variable rate refunding bonds will be to reduce the amount of interest paid on the bonds.

6% Notes Due 2009

On January 12, 1999, we issued $175 million in aggregate principal amount of unsecured notes, which bear interest at a rate of 6% per annum, payable semi-annually in January and July of each year. The notes mature on January 1, 2009. At December 31, 2001, the aggregate outstanding principal balance under the notes was $175 million. We may prepay the notes, in whole or in part, at a redemption price equal to the greater of (i) the principal amount of the notes being prepaid or (ii) the sum of the present values of the remaining scheduled payments of principal and interest discounted to the redemption date in accordance with the agreement governing the notes, plus, in each case, accrued and unpaid interest to the date of prepayment. The agreement governing the notes subjects us to customary financial and other covenants and contains customary events of default.

On October 24, 2002, we entered into an interest rate swap agreement that effectively converts those notes from a fixed rate obligation to a variable rate obligation. The interest rate swap agreement has a notional amount of $175 million under which we pay a variable rate of interest and receive a fixed rate of interest over the term of the agreement without the exchange of the underlying notional amounts. The variable interest rate is the six month LIBOR rate in arrears plus 1.495%.

THIS EXC HANGE OFFER

Purpose and Effect of this Exchange Offer

The new notes to be issued in this exchange offer will be exchanged for the old notes that we issued on October 1, 2002. At that time, we issued $350 million of 4.875% notes due 2012. We issued the old notes in reliance upon an exemption from the registration requirements of the Securities Act. Concurrently, the initial purchasers of the old notes resold the old notes to investors believed to be “qualified institutional buyers” in reliance upon the exemption from registration provided by Rule 144A under the Securities Act and to non-U.S. persons in offshore transactions in reliance upon the exemption provided by Rule 903 or 904 under Regulation S of the Securities Act.

In connection with the issuance of the old notes, we entered into an exchange and registration rights agreement with the initial purchasers pursuant to which we agreed:

•	to file with the SEC, on or prior to December 30, 2002, a registration statement under the Securities Act relating to the issuance of the new notes in an exchange offer and, upon the effectiveness of the registration statement, offer to you the opportunity to exchange your old notes for a like principal amount of registered notes that will be issued without a restrictive legend and, except as set forth below, generally may be reoffered and resold by you without registration under the Securities Act;

•	to use our reasonable best efforts to cause that registration statement to become effective under the Securities Act not later than March 30, 2003; and

•	to issue and exchange the new notes for all old notes validly tendered and not validly withdrawn prior to the expiration of the exchange offer.

We have filed a copy of the exchange and registration rights agreement as an exhibit to the registration statement of which this prospectus is a part.

Based on interpretations by the staff of the SEC, as set forth in no-action letters issued to third parties, we believe that the new notes issued pursuant to this exchange offer may be offered for resale, resold or otherwise transferred by a holder under United States federal securities laws without compliance with the registration and prospectus delivery requirements of the Securities Act, provided that:

•	the holder is acquiring the new notes in the ordinary course of business for investment purposes;

•	the holder is not engaged in, does not intend to engage in and has no arrangement or understanding with any person to participate in the distribution of the new notes (within the meaning of the Securities Act);

•	the holder is not a broker-dealer who purchased the old notes directly from us for resale pursuant to Rule 144A or any other available exemption under the Securities Act; and

•	the holder is not an “affiliate” of ours as defined in Rule 405 under the Securities Act.

If you wish to participate in this exchange offer, you must represent to us in the letter of transmittal or through the DTC’s Automated Tender Offer Program, or ATOP, that the conditions above have been met. However, we do not intend to request the SEC to consider, and the SEC has not considered, this exchange offer in the context of a no-action letter, and we cannot assure you that the staff of the SEC would make a similar determination with respect to this exchange offer. Therefore, if you transfer any new note delivered to you in this exchange offer without delivering a prospectus meeting the requirements of the Securities Act or without an exemption from registration of your new notes from such requirements, you may incur liability under the Securities Act. We do not assume this liability or indemnify you against this liability, but we do not believe this liability would exist if the above conditions are met.

If any holder is an affiliate of ours, or is engaged in or intends to engage in or has any arrangement or understanding with respect to the distribution of the new notes to be acquired pursuant to the exchange offer, that holder:

•	will not be able to rely on the applicable interpretations of the staff of the SEC;

•	will not be able to tender the old notes in this exchange offer; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the new notes unless that sale or transfer is made pursuant to an exemption from those requirements.

Each broker-dealer that receives new notes for its own account in exchange for old notes, where the old notes were acquired by the broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the new notes. See “Plan of Distribution”.

Except as described above, this prospectus may not be used for an offer to resell, a resale or other transfer of new notes.

This exchange offer is not being made to, nor will we accept tenders for exchange from, holders of old notes in any jurisdiction in which the exchange offer or the acceptance of it would not be in compliance with the securities or blue sky laws of that jurisdiction.

If you (i) will not, under applicable law, receive freely tradeable registered notes in the exchange offer, (ii) are not eligible to participate in the exchange offer, (iii) may not sell the registered notes to the public without delivering a prospectus and this prospectus is not appropriate or available for such resales, or (iv) are a broker-dealer that holds old notes that are a part of an unsold allotment from the original sale of the old notes, you can elect, by indicating on the letter of transmittal and providing certain additional necessary information, to have your old notes registered in a “shelf” registration statement on an appropriate form pursuant to Rule 415 under the Securities Act. If we are obligated to file a shelf registration statement, we will be required to keep the shelf registration statement effective until the earliest of (a) two years from the effective time of that registration statement or (b) the date on which all the notes registered under the shelf registration statement are disposed in accordance with the shelf registration statement. Other than as set forth in this paragraph, you will not have the right to require us to register your old notes under the Securities Act. See “—Procedures for Tendering” below.

We will, in the event a shelf registration statement is filed, among other things, provide to each holder for whom the shelf registration statement was filed copies of the prospectus which is a part of the shelf registration statement, notify each of those holders when the shelf registration statement has become effective and take certain other actions as are required to permit unrestricted resales of the notes. A holder selling notes pursuant to the shelf registration statement generally would be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to some of the civil liability provisions under the Securities Act in connection with those sales and will be bound by the provisions of the registration rights agreement which are applicable to that holder (including certain indemnification obligations).

Under the registration rights agreement we will pay additional cash interest on the applicable notes, subject to some exceptions:

(1) if the exchange offer registration statement is not declared effective by the SEC on or prior to the 180th day after the date the notes were issued,

(2) if the exchange offer is not consummated on or before the 225th day after the date the notes are issued,

(3) if obligated to file the shelf registration statement, we fail to file the shelf registration statement with the SEC on or prior to the 30th day after the filing obligation arises,

(4) if obligated to file the shelf registration statement, the shelf registration statement is not declared effective on or prior to the 120th day after the obligation to file the shelf registration statement arises, or

(5) after the exchange offer registration statement or the shelf registration statement, as the case may be, is effective, that registration statement ceases to be effective or usable (subject to some exceptions);

(each of the events referred to in clauses (1) through (5) above is referred to as a “Registration Default”) from and including the date on which the Registration Default occurs to but excluding the date on which all Registration Defaults have been cured.

Additional interest will accrue at a rate of 0.25% per annum thereafter, which will increase to a rate of 0.50% per annum if the Registration Default is not cured within 90 days, until the applicable Registration Default has been cured. In the event that we cure the Registration Default, liquidated damages will no longer accrue and, therefore, the interest rate on the notes will revert to its original level. The additional interest will be in addition to any other interest payable from time to time with respect to the notes.

Terms of the Exchange

Upon the terms and subject to the conditions of this exchange offer, we will accept any and all old notes validly tendered prior to 5:00 p.m., New York City time, on the expiration date. The date of acceptance for exchange of the old notes, and completion of the exchange offer, is the exchange date, which will be the first business day following the expiration date (unless extended as described in this document). We will issue, on or promptly after the exchange date, an aggregate principal amount of up to $350 million of 4.875% notes due 2012 for a like principal amount of old notes tendered and accepted in connection with this exchange offer. The new notes issued in connection with this exchange offer will be delivered on the earliest practicable date following the exchange date. Holders may tender some or all of their old notes in connection with this exchange offer but only in $1,000 increments of principal amount.

The terms of the new notes are identical in all material respects to the terms of the old notes, except that the new notes have been registered under the Securities Act and are issued generally free from any transfer restrictions or any covenant regarding registration. The new notes will evidence the same debt as the old notes and will be issued under the same indenture and be entitled to the same benefits under that indenture as the old notes being exchanged. As of the date of this prospectus, $350 million in aggregate principal amount of the old 4.875% notes due 2012 is outstanding.

In connection with the issuance of the old notes, we arranged for the old notes originally purchased by qualified institutional buyers and any old notes sold in reliance on Regulation S under the Securities Act to be issued and transferable in book-entry form through the facilities of The Depository Trust Company, or DTC, acting as depositary. Except as described under “Description of Notes—Exchange of Interests in Global Notes for Certificated Notes”, the new notes will be issued in the form of one or more global notes registered in the name of DTC or its nominee and each beneficial owner’s interest in the global notes will be transferable in book-entry form through DTC. See “Description of the Notes—Exchange of Interests in Global Notes for Certificated Notes”.

Holders of old notes do not have any appraisal or dissenters’ rights in connection with this exchange offer. Old notes that are tendered but not accepted in connection with this exchange offer will remain outstanding and be entitled to the benefits of the indenture under which they were issued. However, some registration and other rights under the exchange and registration rights agreement will terminate, and holders of the old notes generally will not be entitled to any registration rights under the exchange and registration rights agreement, subject to limited exceptions.

We will be considered to have accepted validly tendered old notes if and when we have given written notice to the exchange agent. The exchange agent will act as agent for the tendering holders for the purposes of receiving the new notes from us.

If any tendered old notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events described in this prospectus or otherwise, we will return the old notes, without expense, to the tendering holder as promptly as possible after the expiration date.

Holders who tender old notes will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes on the exchange of old notes in connection with this exchange offer. We will pay all charges and expenses, other than certain applicable taxes described below, in connection with this exchange offer. See “—Fees and Expenses” below.

Expiration Date; Extensions; Amendments

The expiration date for this exchange offer is 5:00 p.m., New York City time, on April 10, 2003, unless extended by us, in our sole discretion, in which case the term “expiration date” for the exchange offer shall mean the latest date and time to which the exchange offer is extended.

We reserve the right, in our sole discretion:

•	to delay accepting any old notes;

•	to extend this exchange offer;

•	to amend the terms of this exchange offer in any manner; and

•	to terminate this exchange offer.

If we amend this exchange offer in a manner that we consider material, we will disclose the amendment by means of a prospectus supplement, and we will extend this exchange offer for a period of five to ten business days.

If we determine to make a public announcement of any delay, extension, amendment or termination of this exchange offer, we will do so by making a timely press release or other public announcement.

Interest on the New Notes

Interest on the new notes will accrue at the rate of 4.875% per annum from the most recent date to which interest on the old notes has been paid or, if no interest has been paid, from the date of the issuance of the old notes. Interest will be payable semiannually in arrears on April 1 and October 1, commencing on April 1, 2003. Holders whose old notes are accepted for exchange will be deemed to have waived the right to receive any interest accrued on the old notes.

Conditions to this Exchange Offer

Despite any other term of this exchange offer, we will not be required to exchange any old notes and may terminate this exchange offer as provided in this prospectus before the acceptance of the old notes, if:

•	any action or proceeding is instituted or threatened in any court or by or before any governmental agency relating to this exchange offer that, in our reasonable judgment, might materially impair our ability to proceed with this exchange offer or materially impair the contemplated benefits of this exchange offer to us, or any material adverse development has occurred in any existing action or proceeding relating to us or any of our subsidiaries;

•	any change, or any development involving a prospective change, in our business or financial affairs or those of any of our subsidiaries has occurred that, in our reasonable judgment, might materially impair our ability to proceed with this exchange offer or materially impair the contemplated benefits of this exchange offer to us;

•	any law, statute, rule or regulation is proposed, adopted or enacted, that in our reasonable judgment might materially impair our ability to proceed with this exchange offer or materially impair the contemplated benefits of this exchange offer to us;

•	any governmental approval has not been obtained, which approval we, in our reasonable discretion, consider necessary for the completion of this exchange offer as contemplated by this prospectus; or

•	the exchange offer violates any applicable law or any applicable interpretation of the staff of the SEC.

The conditions listed above are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any of these conditions, subject to applicable law. We may waive these conditions in our sole discretion, in whole or in part, at any time and from time to time. If we waive a condition, we may be required in order to comply with applicable securities laws to extend the expiration date of the exchange offer. The failure by us at any time to exercise any of the above rights shall not be considered a waiver of these rights, and these rights shall be considered ongoing rights that may be asserted at any time and from time to time.

In addition, we will not accept for exchange any old notes tendered, and no registered notes will be issued in exchange for any of those old notes, if at the time the old notes are tendered any stop order is threatened by the SEC or in effect with respect to the registration statement of which this prospectus is a part or the qualification of the indenture under the Trust Indenture Act.

The exchange offer is not conditioned on any minimum principal amount of old notes being tendered for exchange.

If we determine in our reasonable discretion that any of the conditions are not satisfied with respect to tenders of old notes, we may:

•	refuse to accept any old notes and return all tendered old notes to the tendering holders;

•	extend this exchange offer and retain all old notes tendered before the expiration of this exchange offer, subject, however, to the rights of holders to withdraw those old notes (See “—Withdrawal of Tenders” below); or

•	waive unsatisfied conditions relating to the exchange offer and accept all properly tendered old notes which have not been withdrawn.

Procedures for Tendering

The old notes were issued as global securities in fully registered form without interest coupons. Beneficial interests in the global securities, held by direct or indirect participants in DTC, are shown on, and transfers of these interests are effected only through, records maintained in book-entry form by DTC with respect to its participants.

Unless the tender is made in book-entry form, to tender old notes in this exchange offer, a holder must:

•	complete, sign and date the appropriate letter of transmittal, or a facsimile of it;

•	have the signatures guaranteed if required by the relevant letter of transmittal; and

•	mail or otherwise deliver the letter of transmittal or the facsimile, the old notes and any other required documents to the exchange agent prior to 5:00 p.m., New York City time, on the expiration date.

The blue letter of transmittal must be used to tender old notes.

Any institution that is a participant in DTC’s Book-Entry Transfer Facility system may make book-entry delivery of the old notes through DTC’s ATOP. ATOP enables a custodial entity, and the beneficial owner on whose behalf the custodial entity is acting, to electronically agree to be bound by the letter of transmittal. A letter of transmittal need not accompany tenders offered through ATOP.

The tender by a holder of old notes will constitute an agreement between us and the holder in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal.

The method of delivery of old notes and the letter of transmittal and all other required documents to the exchange agent is at the election and risk of the holders. Instead of delivery by mail, we recommend that holders use an overnight or hand delivery service. In all cases, holders should allow sufficient time to assure delivery to the exchange agent before the expiration date. No letter of transmittal or old notes should be sent to us. Holders may request their brokers, dealers, commercial banks, trust companies or nominees to effect the tenders for them.

Any beneficial owner whose old notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender its old notes should contact the registered holder promptly and instruct the registered holder to tender on behalf of the beneficial owner. If the beneficial owner wishes to tender on that owner’s own behalf, the owner must, prior to completing and executing the appropriate letter of transmittal and delivery of the owner’s old notes, either make appropriate arrangements to register ownership of the old notes in the owner’s name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take a considerable period of time.

Signatures on a letter of transmittal or a notice of withdrawal must be guaranteed by an eligible guarantor institution as defined in Rule 17A(d)-15 under the Securities Exchange Act of 1934, as amended, unless the old notes are tendered:

•	by a registered holder who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an “eligible guarantor institution”.

If the letter of transmittal is signed by a person other than the registered holder of the old notes, the old notes must be endorsed by the registered holder or accompanied by a properly completed bond power, in each case signed or endorsed in blank by the registered holder.

If the letter of transmittal or any old notes or bond powers are signed or endorsed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, these persons should so indicate when signing and, unless the requirement is waived by us, submit evidence satisfactory to us of their authority to act in that capacity with the letter of transmittal.

We will determine all questions as to the validity, form, eligibility (including time of receipt) and acceptance and withdrawal of tendered old notes in our sole discretion. This determination will be final and binding. We reserve the absolute right to reject any and all old notes not properly tendered or any old notes whose acceptance by us would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to any particular old notes either before or after the expiration date. Our interpretation of the terms and conditions of this exchange offer (including the instructions in the letter of transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes must be cured within a time period determined by us.

Although we intend to request the exchange agent to notify holders of defects or irregularities relating to tenders of old notes, none of we, the exchange agent nor any other person has any duty to give this notice or will incur any liability for failure to give this notice. Tenders of old notes will not be considered to have been made until such defects or irregularities have been cured or waived. Any old notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to the tendering holders, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

In addition, we reserve the right to:

•	purchase or make offers for, or offer registered notes for, any old notes that remain outstanding subsequent to the expiration of the exchange offer;

•	in our sole discretion as set forth above under the caption “—Conditions to this Exchange Offer”, terminate the exchange offer; and

•	to the extent permitted by applicable law, purchase notes in the open market, in privately negotiated transactions or otherwise.

The terms of any of these purchases or offers could differ from the terms of the exchange offer.

By tendering old notes, each holder represents to us, among other things, that:

•	the new notes acquired in the exchange offer are being obtained in the ordinary course of business for investment purposes of the person receiving the new notes, whether or not such person is the holder;

•	neither the holder nor any such other person has an arrangement or understanding with any person to participate in the distribution of the new notes; and

•	neither the holder nor any other such person is our “affiliate” as defined in Rule 405 under the Securities Act.

If the holder is a broker-dealer that will receive new notes for its own account in exchange for old notes, it will acknowledge that it acquired the old notes as the result of market-making activities or other trading activities and it will deliver a prospectus in connection with any resale of the new notes. See “Plan of Distribution”.

Guaranteed Delivery Procedures

A holder who wishes to tender its old notes and:

•	whose old notes are not immediately available;

•	who cannot deliver the holder’s old notes, the letter of transmittal or any other required documents to the exchange agent prior to the expiration date; or

•	who cannot complete the procedures for book-entry transfer before the expiration date may effect a tender if:

•	the tender is made through an eligible guarantor institution;

•	before the expiration date, the exchange agent receives from the eligible guarantor institution:

(1)	a properly completed and duly executed notice of guaranteed delivery by facsimile transmission, mail or hand delivery,

(2)	the name and address of the holder, and

(3)	the certificate number(s) of the old notes and the principal amount of old notes tendered, stating that the tender is being made and guaranteeing that, within three New York Stock Exchange trading days after the expiration date, the appropriate letter of transmittal and the certificates representing the old notes (or a confirmation of book-entry transfer), and any other documents required by the letter of transmittal will be deposited by the eligible guarantor institution with the exchange agent; and

•	the exchange agent receives, within three New York Stock Exchange trading days after the expiration date, a properly completed and executed letter of transmittal or facsimile, as well as the certificate(s) representing all tendered old notes in proper form for transfer or a confirmation of book-entry transfer, and all other documents required by the letter of transmittal.

Withdrawal of Tenders

Except as otherwise provided in this prospectus, tenders of old notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date.

To withdraw a tender of old notes, a written or facsimile transmission notice of withdrawal must be received by the exchange agent at its address set forth herein prior to 5:00 p.m., New York City time, on the expiration date. Any notice of withdrawal must:

•	specify the name of the person who deposited the old notes to be withdrawn;

•	identify the old notes to be withdrawn, including the certificate number or numbers and principal amount of the old notes;

•	be signed by the depositor in the same manner as the original signature on the letter of transmittal by which the old notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient to have the trustee register the transfer of the old notes into the name of the person withdrawing the tender; and

•	specify the name in which any old notes are to be registered, if different from that of the depositor.

We will determine all questions as to the validity, form and eligibility (including time of receipt) of withdrawal notices. Any old notes so withdrawn will be considered not to have been validly tendered for purposes of the exchange offer, and no new notes will be issued in exchange for these old notes unless the old notes withdrawn are validly re-tendered. Any old notes that have been tendered but are not accepted for exchange or are withdrawn will be returned to the holder without cost to such holder as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn old notes may be re-tendered by following one of the procedures described above under the caption “—Procedures for Tendering” at any time prior to the expiration date.

Exchange Agent

The Bank of New York has been appointed as exchange agent in connection with this exchange offer. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal should be directed to the exchange agent, at its offices at The Bank of New York, Corporate Trust Operations, Reorganization Unit, 101 Barclay Street -7 East, New York, NY 10286, Attention: Kin Lau. The exchange agent’s telephone number is (212) 815-3750 and facsimile number is (212) 298-1915.

Fees and Expenses

We will not make any payment to brokers, dealers or others soliciting acceptances of this exchange offer. We will pay some other expenses to be incurred in connection with this exchange offer, including the fees and expenses of the exchange agent as well as accounting and legal fees.

Holders who tender their old notes for exchange will not be obligated to pay transfer taxes. If, however:

•	new notes and/or substitute old notes not exchanged are to be delivered to, or issued in the name of, any person other than the registered holder of the old notes tendered;

•	tendered old notes are registered in the name of any person other than the person signing the letter of transmittal; or

•	a transfer tax is imposed for any reason other than the exchange of old notes in connection with this exchange offer,

then the amount of any transfer taxes, whether imposed on the registered holder or any other persons, will be payable by the tendering holder. If satisfactory evidence of payment of these taxes or exemption from them is not submitted with the letter of transmittal, the amount of these transfer taxes will be billed directly to the tendering holder.

Accounting Treatment

The new notes will be recorded at the same carrying value as the old notes as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes upon the completion of this exchange offer.

Consequences of Failing to Properly Tender Old Notes in the Exchange Offer

Issuance of the new notes in exchange for the old notes under this exchange offer will be made only after timely receipt by the exchange agent of the old notes, a properly completed and duly executed letter of transmittal and all other required documents. Therefore, holders desiring to tender old notes in exchange for new notes should allow sufficient time to ensure timely delivery. We are under no duty to give notification of defects or irregularities to tenders of old notes. Old notes that are not tendered or that are tendered but not accepted by us will, following completion of this exchange offer, continue to be subject to the existing restrictions upon transfer under the Securities Act, and, upon completion of this exchange offer, certain registration rights under the exchange and registration rights agreement will terminate.

In the event the exchange offer is completed, we generally will not be required to register the remaining old notes, subject to limited exceptions. Remaining old notes will continue to be subject to the following restrictions on transfer:

•	the remaining old notes may be resold only if registered pursuant to the Securities Act, if any exemption from registration is available, or if neither registration nor an exemption is required by law, and

•	the remaining old notes will bear a legend restricting transfer in the absence of registration or an exemption.

We do not plan to register the remaining old notes under the Securities Act. To the extent that old notes are tendered and accepted in connection with this exchange offer, any trading market for remaining old notes could be adversely affected.

DESCRIPTION OF NOTES

The new notes are to be issued under an indenture, dated as of January 12, 1999, between us and The Bank of New York, as trustee, as modified or supplemented by a supplemental indenture, dated as of October 1, 2002 between us and the trustee. The form and terms of the new notes will be identical in all material respects to the form and terms of the old notes, except that:

•	the new notes will bear a different CUSIP number from the old notes;

•	the issuance of the new notes will be registered under the Securities Act and accordingly, the new notes will not bear legends restricting their transfer; and

•	holders of the new notes will not be entitled to certain rights of holders of old notes under the exchange and registration rights agreement, including the provisions of that agreement which provide for an increase in the interest rate of the old notes in some circumstances relating to the timing of this exchange offer, which rights will terminate when this exchange offer is consummated.

The new notes will evidence the same debt as the old notes. Upon issuance of the new notes, the indenture will be subject to and governed by the Trust Indenture Act of 1939, as amended.

The following summary of certain provisions of the indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the indenture, including the definitions therein of certain terms. A copy of the indenture is available upon request.

General

The new notes will represent a series of debt securities to be issued under the indenture and will be governed by all of the applicable terms and covenants contained in the indenture. The indenture does not limit the aggregate principal amount of debt securities (referred to as the “debt securities”) which may be issued thereunder.

After issuance of the new notes, we may reopen this series of notes and issue additional notes from the series of notes issued in connection with this exchange offer by board resolution without your consent and without notifying you. Any such additional notes will have the same ranking, interest rate, maturity date, redemption rights and other terms as the applicable series of notes issued pursuant to this prospectus. Any such additional notes, together with the applicable series of notes offered by this prospectus, will be consolidated with and constitute a single series of debt securities under the indenture.

The new notes will mature on October 1, 2012, unless redeemed prior to that date, as described below under “—Optional Redemption”. Interest on the new notes will accrue from the issue date at a rate equal to 4.875% per year and will be computed on the basis of a 360-day year of twelve 30-day months. We will pay interest on the new notes semiannually in arrears on April 1 and October 1 of each year, beginning on April 1, 2003, to the registered holders of the new notes on the preceding March 15 and September 15, respectively.

Principal of and premium, if any, and interest on the new notes initially will be payable, subject with respect to global notes to compliance with DTC’s customary procedures, by wire transfer of immediately available funds to the accounts specified by the registered holder of the new notes or, if no account is specified, by mailing a check to each such holder’s registered address. The new notes will be exchangeable and transfers of the new notes will be registrable, subject to the limitations provided in the indenture, at the principal corporate trust office of the trustee in New York, New York.

If any interest payment date, stated maturity date or earlier redemption date falls on a Saturday, a Sunday, or a day on which banking institutions are authorized by law to close, then the required payment of principal of and premium, if any, and interest may be made on the next succeeding day not a Saturday, a Sunday or a day on which banking institutions are authorized by law to close, as if it were made on the date payment was due, and no interest will accrue on the amount so payable for the period from and after that interest payment date, the stated maturity date or earlier redemption date, as the case may be.

After the completion of this exchange offer, the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”) will apply to the indenture. Please refer to the Trust Indenture Act for additional terms and definitions that will apply to the indenture at that time.

The new notes will not have the benefit of a sinking fund.

The covenants in the indenture may not protect you from a decline in our credit quality due to highly leveraged or other transactions in which we may engage.

We do not intend to apply for the listing or quotation of the new notes on any securities exchange or trading market.

Ranking

The new notes will be our senior unsecured obligations. Payment of the principal and interest on the new notes will rank equally with all of our other unsecured and unsubordinated debt outstanding from time to time. The new notes will be subordinated to any secured indebtedness of ours to the extent of any such security. After giving effect to the sale of the old notes, as of September 28, 2002, we would have had approximately $895 million of total consolidated indebtedness and a percentage of indebtedness to total capital (which includes our long-term indebtedness, minority interests and stockholders’ equity) of approximately 26%. That amount includes approximately $175 million aggregate principal amount of our unsecured 6% notes due 2009 and $370 million aggregate principal amount of secured indebtedness under our industrial revenue bonds, which includes $86 million aggregate principal amount of industrial revenue bonds we assumed in the Trico Steel acquisition in July 2002.

Except as described under “Covenants”, the indenture does not limit us or any of our Subsidiaries (as defined below) from incurring more indebtedness or issuing more securities and does not contain financial or similar restrictions on us or any of our Subsidiaries. Our rights and the rights of our creditors, including holders of the new notes, to participate in any distribution of assets of any of our Subsidiaries upon the Subsidiary’s liquidation or reorganization or otherwise are effectively subordinated to the claims of the Subsidiary’s creditors, except to the extent that we or any of our creditors may be a creditor of that Subsidiary. As of September 28, 2002, our Subsidiaries had no indebtedness, other than the $86 million of industrial revenue bond indebtedness assumed by Nucor Steel Decatur, LLC in connection with the Trico Steel acquisition.

Optional Redemption

The new notes will be redeemable, in whole or in part at any time and from time to time, at our option, at a redemption price equal to the greater of:

•	100% of the principal amount of the new notes to be redeemed; or

•	the sum of the present values of the remaining scheduled payments of principal and interest on the new notes to be redeemed (not including the portion of any payments of interest accrued to the redemption date) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate (determined on the third business day preceding the redemption date), plus, in each case, accrued and unpaid interest thereon to the redemption date.

“Adjusted Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date, plus 0.25%.

“Comparable Treasury Issue” means the United States Treasury security selected by Wachovia Securities, Inc. and its successors, or, if such firm is unwilling or unable to select the applicable Comparable Treasury Issue, another Reference Treasury Dealer, as having a maturity comparable to the remaining term of the new notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the new notes.

“Comparable Treasury Price” means, with respect to any redemption date, the average of the Reference Treasury Dealer Quotations (as defined below) for that redemption date.

“Reference Treasury Dealer” means each of Banc of America Securities LLC and Wachovia Securities, Inc., and their respective successors, and two other primary U.S. government securities dealers in New York City selected by Wachovia Securities, Inc. (each, a “Primary Treasury Dealer”); provided however, that if any of the foregoing shall cease to be a Primary Treasury Dealer or is no longer quoting prices for United States Treasury securities, we will substitute another Primary Treasury Dealer.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by that Reference Treasury Dealer at 5:00 p.m. (New York City time) on the third business day preceding the redemption date.

Notice of any redemption will be mailed at least 30 days but no more than 90 days before the redemption date to each holder of the new notes to be redeemed. The notice of redemption for the new notes will state, among other things, the amount of notes to be redeemed, the redemption date, the redemption price and the place or places that payment will be made upon presentation and surrender of notes to be redeemed. If we redeem less than all of the new notes, the trustee will select the particular notes to be redeemed pro rata, by lot, or by another method the trustee deems fair and appropriate. Unless we default in payment of the redemption price, interest will cease to accrue on the new notes or portions thereof called for redemption on and after the redemption date.

Covenants

The indenture contains the covenants generally summarized below, which are applicable so long as any of the new notes are outstanding and not defeased in accordance with the terms of the indenture. See “Defeasance”.

Limitations on Secured Indebtedness.    Neither we nor any Restricted Subsidiary (as defined below) will create, assume, issue, guarantee or incur any Secured Indebtedness (as defined below), unless immediately thereafter the aggregate amount of all Secured Indebtedness (exclusive of certain types of permitted Secured Indebtedness generally described below), together with the discounted present value of all rentals (not otherwise excluded from the limitations on Sale and Leaseback Transactions (as defined below) as described below under “—Limitations on Sale and Leaseback Transactions”) due in respect of Sale and Leaseback Transactions, would not exceed 10% of Consolidated Net Tangible Assets (as defined below).

The foregoing limitation does not apply to Secured Indebtedness in respect of:

•	any Lien (as defined below) on property as to which the new notes are equally and ratably secured, with (or, at our option, prior to) that Secured Indebtedness,

•	Liens on any property which is not a Principal Property (as defined below),

•	Liens on property, including Shares (as defined below) or Indebtedness (as defined below), of any entity existing at the time that entity becomes a Restricted Subsidiary or arising thereafter pursuant to contractual commitments entered into prior to and not in contemplation of that entity becoming a Restricted Subsidiary,

•	Liens on property, including Shares or Indebtedness, existing at the time of acquisition of that property by us or a Restricted Subsidiary,

•	Liens to secure the payment of all or any part of the purchase price of property, including Shares or Indebtedness, created upon the acquisition of that property by us or a Restricted Subsidiary, and Liens to secure any Secured Indebtedness incurred by us or a Restricted Subsidiary prior to, at the time of, or within one year after the later of the acquisition, the completion of construction (including any improvements, alterations or repairs to existing property) or the commencement of commercial operation of the project of which that property is a part, which Secured Indebtedness is incurred for the purpose of, and the principal amount secured by the Lien does not exceed the cost of, financing all or any part of the purchase price thereof or construction or improvements, alterations or repairs thereon,

•	Liens securing Secured Indebtedness of any Restricted Subsidiary owing to us or to another Restricted Subsidiary,

•	Liens on property of an entity existing at the time that entity is merged or consolidated with us or a Restricted Subsidiary or at the time of a sale, lease or other disposition of the properties of an entity as an entirety or substantially as an entirety to us or a Restricted Subsidiary or arising thereafter pursuant to contractual commitments entered into by that entity prior to and not in contemplation of that merger, consolidation, sale, lease or other disposition,

•	Liens on our property or the property of a Restricted Subsidiary in favor of governmental authorities, or any trustee or mortgagee acting on behalf, or for the benefit of any governmental authorities, to secure partial, progress, advance or other payments pursuant to any contract or statute or to secure any Indebtedness incurred for the purpose of financing all or any part of the purchase price or the cost of construction of property subject to the Liens, and any other Liens incurred or assumed in connection with pollution control, industrial revenue, private activity or similar bonds issued by a governmental authority on behalf of us or a Restricted Subsidiary,

•	Liens existing on the first date on which a debt security is authenticated by the trustee under the indenture, and

•	any extension, renewal or replacement in whole or in part of any Lien referred to in the above bullet points, provided that the principal amount of the Secured Indebtedness being extended, renewed or replaced shall not be increased.

Limitation on Sale and Leaseback Transactions.    Neither we nor any Restricted Subsidiary may enter into any Sale and Leaseback Transaction unless:

•

immediately thereafter the sum of (i) the present value of all rentals (discounted in accordance with a method of discounting which is consistent with generally accepted accounting principles but at a discount rate of not less than 10% per annum, compounded annually) due pursuant to the proposed Sale and Leaseback Transaction and all Sale and Leaseback Transactions entered into after the first date on which a debt security is authenticated by the trustee under the indenture and (ii) the aggregate amount of all Secured Indebtedness (exclusive of Secured Indebtedness permitted by the bullet points contained above in “—Limitations on Secured Indebtedness”) does not exceed 10% of Consolidated Net Tangible Assets, or

•	an amount equal to the greater of (i) the net proceeds of the sale of property leased pursuant to the Sale and Leaseback Transactions or (ii) the fair market value of the property so leased (in the case of clause (i) or (ii), after repayment of or otherwise taking into account, as the case may be, the amount of any Secured Indebtedness secured by a Lien encumbering that property which Secured Indebtedness existed immediately prior to the Sale and Leaseback Transaction), is applied within one year to the retirement of Funded Debt (as defined below).

The foregoing limitation does not apply to any Sale and Leaseback Transaction and the calculation of the present value of all rentals does not include any rentals under any Sale and Leaseback Transaction entered into:

•	in connection with pollution control, industrial revenue, private activity or similar financing,

•	if we or a Restricted Subsidiary apply an amount equal to the net proceeds (after repayment of any Secured Indebtedness secured by a Lien encumbering the Principal Property which Secured Indebtedness existed immediately before the Sale and Leaseback Transaction) of the sale or transfer of the Principal Property leased pursuant to the Sale and Leaseback Transaction to investment in another Principal Property within one year prior or subsequent to the sale or transfer, or

•	by an entity prior to the time (i) that the entity became a Restricted Subsidiary, (ii) that the entity merged or consolidated with us or a Restricted Subsidiary, or (iii) of a sale, lease or other disposition of its properties as an entirety or substantially as an entirety to us or a Restricted Subsidiary, or in each case arising thereafter pursuant to contractual commitments entered into by that entity prior to and not in contemplation of the entity becoming a Restricted Subsidiary or that merger, consolidation, sale, lease or other such disposition.

Limitation on Merger, Consolidation and Sale of Assets.    We will not merge into or consolidate with or convey or transfer our properties substantially as an entirety to any person unless:

•	the successor corporation is a corporation organized and existing under the laws of the United States of America or any State or the District of Columbia,

•	the successor corporation assumes on the same terms and conditions the new notes, and

•	there is no event of default under the indenture.

Definitions.    The following summarize the definitions of the terms set forth below.

“Consolidated Net Tangible Assets” means the aggregate amount of assets after deducting therefrom (i) all current liabilities and (ii) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, all as set forth on our most recent consolidated balance sheet.

“Funded Debt” means (i) all indebtedness for money borrowed having a maturity of more than 12 months from the date as of which the amount thereof is to be determined or having a maturity of less than 12 months from that date but by its terms being renewable or extendible beyond 12 months from that date at the option of the borrower and (ii) any indebtedness for borrowed money which may be payable from the proceeds under or pursuant to an agreement to provide borrowings with a maturity of more than 12 months from the date as of which the amount thereof is to be determined.

“Indebtedness” means with respect to any corporation or other entity all indebtedness for money borrowed which is created, assumed, incurred or guaranteed in any manner by that corporation or other entity or for which that corporation or other entity is otherwise responsible or liable.

“Lien” means any mortgage, pledge, security interest, lien or other similar encumbrance.

“Principal Property” means (i) any manufacturing plant located in the United States, or manufacturing equipment located in any such manufacturing plant (together with the land on which that plant is erected and fixtures comprising a part thereof), owned or leased on the first date on which a debt security is authenticated by the trustee or thereafter acquired or leased by us or any Restricted Subsidiary, and (ii) any Shares issued by, or any interest of ours or any Subsidiary in, any Restricted Subsidiary, other than (a) any property or Shares or interests the book value of which is less than 1% of Consolidated Net Tangible Assets, or (b) any property or Shares or interests which our board of directors determines is not of material importance to the total business conducted, or assets owned, by us and our Subsidiaries, as an entirety, or (c) any portion of any property which our board of directors determines not to be of material importance to the use or operation of that property. “Manufacturing plant” does not include any plant owned or leased jointly or in common with one or more person other than us and our Restricted Subsidiaries in which the aggregate direct or indirect interest of ours and our Restricted Subsidiaries does not exceed 50%. “Manufacturing equipment” means manufacturing equipment in those manufacturing plants used directly in the production of our or any Restricted Subsidiary’s products and does not include office equipment, computer equipment, rolling stock and other equipment not directly used in the production of our or any Restricted Subsidiary’s products.

“Restricted Subsidiary” means any Subsidiary substantially all the property of which is located within the United States, other than a Subsidiary primarily engaged in financing our or any Subsidiary’s operations outside the United States.

“Sale and Leaseback Transaction” means any arrangement with any person providing for the leasing by us or any Restricted Subsidiary of any Principal Property of ours or any Restricted Subsidiary, whether that Principal Property is now owned or hereafter acquired (except for leases for a term of not more than three years, except for leases between us and a Restricted Subsidiary or between Restricted Subsidiaries and except for leases of property executed prior to, at the time of, or within one year after the later of, the acquisition, the completion of construction, including any improvements or alterations on real property, or the commencement of commercial operations of that property), which Principal Property has been or is to be sold or transferred by us or the Restricted Subsidiary to that person.

“Secured Indebtedness” of any corporation or other entity means Indebtedness secured by any Lien upon property (including Shares or Indebtedness issued by or other ownership interests in any Restricted Subsidiary) owned by us or any Restricted Subsidiary.

“Shares” means as to any corporation all the issued and outstanding equity shares (except for directors’ qualifying shares) of that corporation.

“Subsidiary” means an entity more than 50% of the outstanding voting interest of which is owned, directly or indirectly, by us or by one or more other Subsidiaries, or by us and one or more other Subsidiaries.

For the purposes of this definition, “voting interest” in any entity means any equity interest which ordinarily has voting power for the election of directors or their equivalent.

Reports to Holders and SEC Reports

We will file with the trustee and transmit to holders of debt securities the information, documents and other reports required pursuant to the Trust Indenture Act at the times and in the manner provided in that Act. We also will file with the trustee any other information, documents or reports required to be filed with the SEC pursuant to Section 13 or 15(d) of the Exchange Act within 30 days after the information, documents or reports are required to be filed with the SEC.

Events of Default

The following are events of default under the indenture with respect to the new notes and any other debt securities of the same series that we may issue subsequently:

•	default in the payment of any interest installment with respect to debt securities of that series when due and continuance of the default for a period of ten days after receipt by us of written notice of the default from any person,

•	default in the payment of principal of, or premium, if any, on debt securities of that series when due either at its stated maturity, when called for redemption, by declaration or otherwise and continuance of the default for a period of ten days after receipt by us of written notice of the default from any person,

•	failure by us to observe or perform any other covenant or agreement in respect of debt securities of that series for a period of ninety days after receipt by us of written notice by the trustee, or receipt by us and the trustee of written notice by holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series, and

•	certain events of bankruptcy, insolvency and reorganization.

Notwithstanding the foregoing, if properly indicated in an offering document relating to a series of debt securities, any of the foregoing events of default may be deleted or modified from that summarized above and additional events of default may be included with respect to those debt securities. Except as otherwise indicated in any offering document relating to a series of debt securities, no event of default with respect to a single series of debt securities constitutes an event of default with respect to any other series of debt securities. If an event of default described above occurs and is continuing with respect to any series, either the trustee or the holders of not less than 25% in aggregate principal amount of the debt securities of that series then outstanding (voting separately as a series unless otherwise indicated in any offering document relating to a series of debt securities) may declare the principal of all outstanding debt securities of that series and the interest accrued thereon, if any, to be due and payable immediately.

Prior to any declaration accelerating the maturity of any series of debt securities, the holders of a majority in principal amount of the outstanding debt securities of that series may, on behalf of the holders of all debt securities of that series, waive any past default or event of default with respect to the debt securities of that series except a default (i) in the payment of principal of, premium, if any, or interest, if any, on any debt securities of that series or (ii) in regard to a covenant or provision applicable to that series that cannot be modified or amended without the consent of the holder of each outstanding debt security of that series. After the principal of all outstanding debt securities of a series such as the new notes has been declared due and payable but before any judgment or decree for the payment of the money has been obtained or entered, the holders of a majority in principal amount of the outstanding debt securities of that series may waive all defaults with respect to all debt securities of that series and rescind and annul that declaration if we have paid or deposited with the trustee a sum sufficient to pay all matured installments of principal, premium, if any, and interest which has become due other than by acceleration, and any and all other events of default with respect to that series of debt securities have been remedied, cured or waived.

The indenture provides that the trustee will, within ninety days after the occurrence of a default with respect to the debt securities of any series, give to the holders of the debt securities of that series notice of all uncured and unwaived defaults known to it, provided that, except in the case of default in the payment of principal of, or premium, if any, or interest, if any, on, any of the debt securities of that series, the trustee will be protected in withholding that notice if it in good faith determines that the withholding of the notice is in the interest of the holders of the debt securities of that series. The term “default” for the purpose of this provision means the happening of any of the events of default specified above (and as reflected or modified in an offering document relating to a series of debt securities), except that any grace period or notice requirement is eliminated. The indenture contains provisions entitling the trustee, subject to the duty of the trustee during an event of default to act with the required standard of care, to be indemnified by the holders of debt securities before proceeding to exercise any right or power under the indenture at the request of holders of the debt securities.

The indenture provides that the holders of a majority in aggregate principal amount of the outstanding debt securities of any series may direct the time, method and place of conducting proceedings for remedies available to the trustee or exercising any trust or power conferred on the trustee in respect of that series, except for cases in which the trustee is being advised by counsel that the action may not lawfully be taken or would be in conflict with the terms of the indenture or if the determination is made that the action would involve the trustee in personal liability or would be unduly prejudicial to the holders of the debt securities not joining in the action. Otherwise, a holder of debt securities of a series may not pursue any remedy with respect to the indenture or any debt securities of that series unless:

•	the holder of debt securities of that series gives us and the trustee written notice of a continuing event of default;

•	the holders of at least 25% in aggregate principal amount of the debt securities of that series then outstanding make a written request to the trustee to pursue the remedy;

•	the holder or holders of debt securities of that series offer the trustee reasonable security or indemnity satisfactory to the trustee against any costs, liability or expense;

•	the trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity; and

•	during such 60-day period, the holders of a majority in aggregate principal amount of the debt securities of that series then outstanding do not give the trustee a direction that is inconsistent with the request.

However, these limitations do not apply to the right of any holder of any debt securities to receive payment of the principal of, premium, if any, or interest on the debt securities of a series or to bring suit for the enforcement of any such payment on or after the due date expressed in the debt securities, which right shall not be impaired or affected without the consent of the holder. The indenture includes a covenant that we will file annually with the trustee a certificate of no default or specifying any default that exists.

Modification of the Indenture

The indenture provides that we and the trustee may, without the consent of any holders of debt securities, enter into supplemental indentures for the purposes, among other things, of:

•	evidencing the assumption of our covenants, agreements and obligations under the indenture by a successor entity;

•	adding further events of default or other covenants, restrictions or conditions for the benefit of the holders of all or any series of debt securities;

•	establishing the form or terms of other series of debt securities; or

•	clarifying or curing ambiguities or inconsistencies in the indenture or making other provisions in regard to matters or questions arising under the indenture, if those actions do not adversely affect the interests of the holders of any affected series of debt securities in any material respect.

We and the trustee, with the consent of the holders of not less than a majority in aggregate principal amount of the outstanding debt securities of each series to be affected, may execute supplemental indentures adding any provisions to or changing or eliminating any of the provisions of the indenture or any supplemental indenture or debt security of a series or modifying in any manner the rights of the holders of the debt securities of that series to be affected, except that no supplemental indenture may, without the consent of the holders of all debt securities of that series then outstanding,

•	change the fixed maturity (which term for these purposes does not include payments due pursuant to any sinking, purchase or analogous fund) of those debt securities, reduce the principal amount thereof, reduce the rate or extend the time of payment of interest thereon, reduce any premium payable upon the redemption thereof or impair the right to institute suit for the enforcement of any such payment on or after the maturity thereof (or, in the case of redemption, on or after the redemption date without the consent of the holder of each debt security so affected), or

•	reduce the percentage of debt securities of a series required to approve any such supplemental indenture.

Defeasance

As long as no event of default has occurred and is continuing with respect to the new notes or other debt securities of the same series, we at our option

•	will be discharged from any and all obligations in respect of those debt securities (except in each case for some obligations to register the transfer or exchange of those debt securities, replace stolen, lost or mutilated debt securities, maintain a paying agent and hold moneys for payment in trust), or

•	need not comply with some restrictive covenants of the indenture relating to those debt securities (including those described under “—Covenants”) and will not be limited by restrictions with respect to merger, consolidation or sales of assets, in each case if we deposit with the trustee, in trust, money, U.S. Government Obligations (defined below) and/or Eligible Obligations (defined below) or any combination of the foregoing which through the payment of interest thereon and principal thereof in accordance with their terms will provide money in an amount sufficient to pay all the principal of, interest, if any, and premium, if any, on, those debt securities on the dates those payments are due in accordance with the terms of that series.

In order to avail ourselves of any of the foregoing options, we must provide to the trustee an opinion of counsel or a ruling from, or published by, the Internal Revenue Service, to the effect that holders of the debt securities of that series will not recognize income, gains or loss for federal income tax purposes as a result of our exercise of our option and will be subject to the federal income tax on the same amount and in the same manner and at the same time as would have been the case if that option had not been exercised.

“U.S. Government Obligations” means generally (i) direct obligations of the United States of America for the payment of which its full faith and credit is pledged or (ii) obligations of a person controlled or supervised by and acting as an agency or instrumentality of the United States of America, the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case under clause (i) or (ii) are not callable or redeemable at the option of the issuer thereof.

“Eligible Obligations” means obligations as a result of the deposit of which the relevant series of debt securities is rated in the highest generic long-term debt rating category assigned to legally defeased debt by one or more nationally recognized rating agencies.

In addition, we can also obtain a discharge under the indenture with respect to all the debt securities of a series by depositing with the trustee, in trust, funds sufficient to pay at maturity or upon redemption all of the debt securities of that series, provided that all of the debt securities of that series are by their terms to become due and payable within one year or are to be called for redemption within one year. No opinion of counsel or ruling from the Internal Revenue Service is required with respect to a discharge pursuant to the immediately preceding sentence.

In the event of any discharge of debt securities pursuant to the terms of the indenture as described above, the holders of those debt securities will thereafter be able to look solely to the trust fund, and not to us, for payments of principal, premium, if any, and interest, if any with respect to the debt securities.

Form, Denomination, and Registration of the Notes; Book-Entry Procedures and Transfer

We will issue the new notes only in registered form, without interest coupons. Except as described below under “Description of Notes-Exchange of Interests in Global Notes for Certificated Notes”, the new notes will be issued in the form of one or more global notes, and each beneficial owner’s interest in the global notes will be transferable in book-entry form through DTC. The new notes are collectively referred to herein as the “Global Notes”. Each of the Global Notes initially will be deposited with the trustee, as custodian for the DTC, and registered in the name of DTC or its nominee. The new notes initially will be issued in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.

We initially will appoint the trustee at its corporate trust office as paying agent and registrar for the new notes. We will cause to be kept at the office of the registrar a register in which, subject to such reasonable regulations as it may prescribe, we will provide for the registration of the new notes and registration of transfers of the new notes. We may vary or terminate the appointment of any paying agent or registrar, or appoint additional or other agents or approve any change in the office through which any agent acts. We will cause notice of any resignation, termination or appointment of any paying agent or registrar, and of any change in the office through which any agent will act, to be provided to the trustee. If we fail to maintain any such office or fail to give notice of the location or any change in location thereof, then presentations and surrenders may be made and notices and demands may be served at the principal office of the trustee.

Transfers of beneficial interests in the Global Notes will be subject to the applicable rules and procedures of DTC and its Direct or Indirect Participants (each, as defined below), including, if applicable, those of Euroclear Bank S.A./N.V., as operator of the Euroclear System (“Euroclear”) and Clearstream Banking, societe anonyme (“Clearstream”) which may change from time to time.

Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for notes in certificated form or vice versa, except in the limited circumstances described below. See “—Exchange of Interests in Global Notes for Certificated Notes”.

No service charge will be made for any registration of transfer or exchange of notes, but we may require payment of a sum sufficient to cover any tax or government charge payable in connection with the transfer or exchange.

Depositary Procedures with respect to the Global Notes

The following description of the operations and procedures of DTC, Euroclear and Clearstream is provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to change by them from time to time. Neither we, nor the trustee takes any responsibility for these operations and procedures, and you are urged to contact the applicable system or its participants directly to discuss these matters.

We understand from publicly available information that DTC is (i) a limited-purpose trust company organized under the laws of the State of New York, (ii) a “banking organization” within the meaning of the

New York Banking Law, (iii) a member of the Federal Reserve System, (iv) a “clearing corporation” within the meaning of the Uniform Commercial Code, as amended, and (v) a “clearing agency” registered pursuant to Section 17A of the Exchange Act. DTC was created to hold securities for its participating organizations (collectively, the “Direct Participants”) and to facilitate the clearance and settlement of transactions in those securities between Direct Participants through electronic book entry changes in accounts of participants. The Direct Participants include securities brokers and dealers (including banks, trust companies, clearing corporations and certain other organizations, including Euroclear and Clearstream). Access to DTC’s system is also available to other entities that clear through or maintain a direct or indirect custodial relationship with a Direct Participant (collectively, the “Indirect Participants”).

We understand from publicly available information that, pursuant to DTC’s procedures, DTC will maintain records of the ownership interests of the Direct Participants in the Global Notes and the transfer of ownership interests by and between Direct Participants. DTC will not maintain records of the ownership interests of, or the transfer of ownership interests by and between, Indirect Participants or other owners of beneficial interests in the Global Notes. Direct Participants and Indirect Participants must maintain their own records of the ownership interests of, and the transfer of ownership interests by and between, Indirect Participants and other owners of beneficial interests in the Global Notes.

Investors in the Global Notes may hold their interests therein directly through DTC if they are Direct Participants in DTC or indirectly through organizations that are Direct Participants in DTC. Investors may hold their interests in the Global Notes directly through Euroclear or Clearstream or indirectly through organizations that are participants in Euroclear or Clearstream. Euroclear and Clearstream hold securities for participating organizations and facilitate the clearance and settlement of securities transactions between their respective participants through electronic book-entry changes in accounts of those participants. Euroclear and Clearstream provide to their participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Euroclear and Clearstream interface with domestic securities markets. Euroclear and Clearstream participants are financial institutions such as underwriters, securities brokers and dealers, banks, trust companies and other organizations. Indirect access to Euroclear or Clearstream is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodian relationship with a Euroclear or Clearstream participant, either directly or indirectly. Investors may also hold their interests through organizations other than Euroclear and Clearstream that are Direct Participants in the DTC System. Morgan Guaranty Trust Company of New York, Brussels office, is the operator and depositary of Euroclear, and Citibank, NA. is the operator and depositary of Clearstream (each a “Nominee” of Euroclear and Clearstream, respectively). Therefore, they will each be recorded on DTC’s records as the holders of all ownership interests held by them on behalf of Euroclear and Clearstream, respectively. Euroclear and Clearstream must maintain on their own records the ownership interests of, and transfers of ownership interests by and between, their own customers’ securities accounts. DTC will not maintain those records. All ownership interests in any Global Notes, including those of customers’ securities accounts held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC.

The laws of some states in the United States require that certain persons take physical delivery in definitive, certificated form, of securities that they own. This may limit or curtail the ability to transfer beneficial interests in a Global Note to those persons. Because DTC can act only on behalf of Direct Participants, which in turn act on behalf of Indirect Participants and others, the ability of a person having a beneficial interest in a Global Note to pledge that interest to persons or entities that are not Direct Participants in DTC, or to otherwise take actions in respect of those interests, may be affected by the lack of physical certificates evidencing those interests. For certain other restrictions on the transferability of the new notes, see “—Exchange of Interests in Global Notes for Certificated Notes”.

Except as described in “—Exchange of Interests in Global Notes for Certificated Notes”, owners of beneficial interests in the Global Notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or holders thereof under the indenture for any purpose.

Under the terms of the indenture, we and the trustee will treat the persons in whose names the new notes are registered (including notes represented by Global Notes) as the owners thereof for the purpose of receiving payments and for any and all other purposes whatsoever with respect to the new notes. Payments in respect of the principal, premium, if any, and interest on, Global Notes registered in the name of DTC or its nominee will be payable by the trustee to DTC or its nominee as the registered holder under the indenture. Consequently, neither we, the trustee nor any of our or the trustee’s agents has or will have any responsibility or liability for

•	any aspect of DTC’s records or any Direct Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any of DTC’s records or any Direct Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in any Global Note; or

•	any other matter relating to the actions and practices of DTC or any of its Direct Participants or Indirect Participants.

We understand from publicly available information that DTC’s current payment practice (for payments of principal, interest and the like) with respect to securities such as the new notes is to credit the accounts of the relevant Direct Participants with that payment on the payment date in amounts proportionate to that Direct Participant’s respective ownership interests in the Global Notes as shown on DTC’s records. Payments by Direct Participants and Indirect Participants to the beneficial owners of the new notes will be governed by standing instructions and customary practices between them and will not be the responsibility of DTC, the trustee or us. Neither we nor the trustee will be liable for any delay by DTC or its Direct Participants or Indirect Participants in identifying the beneficial owners of the new notes, and we and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee as the registered owner of the new notes for all purposes.

Cross-market transfers between Direct Participants in DTC, on the one hand, and Indirect Participants who hold interests in the new notes through Euroclear or Clearstream, on the other hand, will be effected by Euroclear’s or Clearstream’s respective Nominee through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream; however, delivery of instructions relating to cross-market transactions must be made directly to Euroclear or Clearstream, as the case may be, by the counterparty in accordance with the rules and procedures of Euroclear or Clearstream and within their established deadlines (Brussels time for Euroclear and UK time for Clearstream). Indirect Participants who hold interests in the new notes through Euroclear and Clearstream may not deliver instructions directly to Euroclear’s or Clearstream’s Nominee. Euroclear or Clearstream will, if the transaction meets its settlement requirements, deliver instructions to its respective Nominee to deliver or receive interests on Euroclear’s or Clearstream’s behalf in the relevant Global Note in DTC, and make or receive payment in accordance with normal procedures for same-day fund settlement applicable to DTC.

Beneficial interests in the Global Notes (including interests in Global Notes upon transfer of a Certificated Note) may not be exchanged for notes in certificated form, or vice-versa, except in the limited circumstances described below.

Exchange of Interests in Global Notes for Certificated Notes.    A Global Note may be exchanged for definitive notes in registered, certificated form without interest coupons (“Certificated Notes”) only if:

•	DTC (i) notifies us that it is unwilling or unable to continue as depositary for the Global Notes and we thereupon fail to appoint a successor depositary within 90 days or (ii) has ceased to be a clearing agency registered under the Exchange Act,

•	we, at our option, notify the trustee in writing that we elect to cause the issuance of Certificated Notes, or

•	there shall have occurred and be continuing a default or an event of default with respect to the new notes.

In any such case, we will notify the trustee in writing that, upon surrender by the Direct Participants of their interests in that Global Note, Certificated Notes will be issued to each person that such Direct Participants and DTC identify as being the beneficial owner of the related notes.

Beneficial interests in Global Notes held by any Direct or Indirect Participant may be exchanged for Certificated Notes upon request to the trustee by or on behalf of a Direct Participant (for itself or on behalf of an Indirect Participant) in accordance with customary DTC procedures and the indenture. Certificated Notes delivered in exchange for any beneficial interest in any Global Note will be registered in accordance with DTC’s customary procedures in the names, and issued in any approved denominations, requested by DTC on behalf of one or more Direct or Indirect Participants.

Neither we nor the trustee will be liable for any delay by the holder of any Global Note or DTC in identifying the beneficial owners of notes, and we and the trustee may conclusively rely on, and will be protected in relying on, instructions from the holder of the Global Note or DTC for all purposes.

Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the Global Notes among Direct Participants, including Euroclear and Clearstream, they are under no obligation to perform or to continue to perform those procedures, and those procedures may be discontinued at any time.

The Global Notes will trade in DTC’s Same-Day Funds Settlement System, and, therefore, transfers between Direct Participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in immediately available funds. Transfers between Indirect Participants (other than Indirect Participants who hold an interest in the new notes through Euroclear or Clearstream) who hold an interest through a Direct Participant will be effected in accordance with the procedures of that Direct Participant but generally are expected to settle in immediately available funds. Transfers between and among Indirect Participants who hold interests in the new notes through Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

Because of time zone differences, the securities accounts of an Indirect Participant who holds an interest in the new notes through Euroclear or Clearstream purchasing an interest in a Global Note from a Direct Participant in DTC will be credited, and any such crediting will be reported to Euroclear or Clearstream, during the European business day immediately following the settlement date of DTC in The City of New York. Although recorded in DTC’s accounting records as of DTC’s settlement date in The City of New York, Euroclear and Clearstream customers will not have access to the cash amount credited to their accounts as a result of a sale of an interest in a Global Note to a DTC Participant until the European business day for Euroclear or Clearstream immediately following DTC’s settlement date.

We understand from publicly available information that DTC will take any action permitted to be taken by a holder of notes only at the direction of one or more Direct Participants to whose account interests in the Global Notes are credited and only in respect of that portion of the aggregate principal amount of the new notes to which that Direct Participant or those Direct Participants has or have given direction. However, if there is an event of default under the new notes, DTC reserves the right to exchange Global Notes (without the direction of one or more of its Direct Participants) for legended notes in certificated form, and to distribute those certificated forms of notes to its Direct Participants. See “—Exchange of Interests in Global Notes for Certificated Notes”.

Neither we nor the trustee shall have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective Direct and Indirect Participants of their respective obligations under the rules and procedures governing any of their operations. The information in this section concerning DTC, Euroclear and Clearstream and their book-entry systems has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof.

Same Day Settlement and Payment.    We expect that payments in respect of the new notes represented by the Global Notes (including principal, premium, if any, and interest on the new notes) will be made by wire transfer of immediately available same day funds to the accounts specified by the holder of interests in that Global Note. With respect to Certificated Notes, we will make all payments of principal, premium, if any, and interest by wire transfer of immediately available same day funds to the accounts specified by the holders thereof or, if no account is specified, by mailing a check to each such holder’s registered address. We expect that any secondary trading in Certificated Notes will also be settled in immediately available funds.

No Personal Liability of Incorporators, Stockholders, Officers, Directors, or Employees

No recourse for the payment of the principal of, premium, if any, or interest on any notes issued under the indenture or for any claim based thereon or otherwise in respect thereof, and no recourse under or upon any of our obligations, covenants or agreements in the indenture, or in any notes issued under the indenture or because of the creation of any indebtedness represented thereby, shall be had against any of our incorporators, stockholders, officers, directors or employees or of any successor person thereof. Each holder, by accepting notes issued under the indenture, waives and releases all such liability. The waiver and release are part of the consideration for the issuance of the notes. This waiver may not be effective to waive liabilities under the federal securities laws.

The Trustee

The Bank of New York is the trustee under the indenture. All payments of principal of, premium, if any, and interest on, and all registration, transfer, exchange, authentication and delivery of, the new notes will be effected by the trustee at the principal office of the trustee located in New York, New York.

The indenture provides that, except during the continuance of an event of default, the trustee will perform only those duties as are specifically set forth in the indenture. During the existence of an event of default under the indenture, the trustee will exercise those rights and powers vested in it by the indenture, and will use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of that person’s own affairs. Subject to these provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any of the holders of the new notes, unless they shall have offered to the trustee security and indemnity satisfactory to the trustee.

The Bank of New York is a lender under our new unsecured revolving credit facility. In addition, BNY Capital Markets, Inc., an affiliate of The Bank of New York, was an initial purchaser in the offering of the old notes. Consequently, The Bank of New York could be faced with potential conflicts of interest and conflicting obligations in the event of a default under, or with regard to other circumstances relating to, any or all of this indebtedness.

The indenture and provision of the Trust Indenture Act contain limitations on the rights of the trustee, should it become a creditor of ours, to obtain payment of claims in certain cases or to liquidate certain property received by it in respect of any such claim as security or otherwise. The trustee is permitted to engage in other transactions with us or any of our affiliates. If the trustee acquires any conflicting interest within the meaning of the Trust Indenture Act and the new notes are in default, it must eliminate that conflict, resign or, if applicable, apply to the SEC to continue.

The trustee or its affiliates have served and may in the future serve as trustee under various of our debt instruments and as an agent and lender under our credit facilities.

Governing Law

The indenture and the notes will be governed by and construed in accordance with the laws of the State of New York.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

This section describes the material United States federal tax consequences of owning and disposing of the notes and of exchanging old notes for new notes in the exchange offer. It applies to you only if you hold the notes as capital assets for tax purposes. This section does not discuss all aspects of United States federal income tax which may be important to you in light of your individual investment circumstances, and does not apply to you if you are a member of a class of holders subject to special rules, such as a dealer in securities or currencies, a trader in securities that elects to use a mark-to-market method of accounting for securities holdings, a bank or other financial institution, a life insurance company, a tax-exempt organization, a regulated investment company, a person that owns notes that are a hedge or that are hedged against interest rate or currency risks, a person that owns the notes as part of a straddle or conversion transaction for tax purposes, or a person whose functional currency for tax purposes is not the United States dollar.

This section is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations under the Code, published rulings and court decisions, all as currently in effect. These authorities are subject to change, possibly on a retroactive basis. This discussion does not consider the effect of any applicable foreign, state, local, or other tax laws.

The federal tax discussion set forth below is included for general information only and may not be applicable depending upon a holder’s particular situation. Holders should consult their own tax advisors with respect to the tax consequences to them of the beneficial ownership and disposition of the notes, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in federal or other tax laws.

United States Holders

This subsection describes the tax consequences to a United States holder of owning and disposing of the notes. You are a United States holder if you are a beneficial owner of a note and you are:

•	a citizen or resident of the United States;

•	a corporation, partnership or other entity created or organized under the laws of the United States or political subdivision thereof;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•	a trust if (i) a United States court can exercise primary supervision over the trust’s administration and (ii) one or more United States persons are authorized to control all substantial decisions of the trust.

If a partnership holds our notes, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our notes, you should consult your tax advisor. If you are not a United States holder, this section does not apply to you and you should refer to the section titled “Foreign Holders” below.

Payments of Interest

The notes will not be considered as issued with “original issue discount”. Accordingly, a United States holder will be taxed on any stated interest on its note as ordinary income at the time such holder receives the interest or when it accrues, depending on the holder’s method of accounting for tax purposes.

Exchange of Old Notes for New Notes Pursuant to this Exchange Offer

The exchange of the old notes for these substantially identical new notes registered under the Securities Act will not constitute a taxable exchange for United States federal income tax purposes because the terms of the new notes do not differ materially in kind or extent from the old notes. Accordingly, a United States holder will not recognize taxable gain or loss upon receipt of the exchange note.

Moreover, the United States holder’s holding period for the new note received in the exchange will include the holding period for the old note so exchanged, and such United States holder’s adjusted tax basis in the new note will be the same as such United States holder’s adjusted tax basis in the old notes so exchanged.

Sale, Exchange or Redemption of a Note

Upon the disposition of a note by sale, exchange or redemption, a United States holder will generally recognize gain or loss equal to the difference between (i) the amount of cash proceeds and the fair market value of any property a United States holder receives on the sale, exchange or redemption, except to the extent that amount is attributable to accrued interest not previously included in income, which is taxable as ordinary income, and (ii) that holder’s adjusted federal income tax basis in the note. A United States holder’s initial tax basis in a note generally will be the purchase price of the note. Such gain or loss will generally constitute capital gain or loss and will be long term capital gain or loss if the United States holder has held the note for longer than one year. The deductibility of capital losses is subject to certain limitations.

Foreign Holders

A foreign holder is a beneficial owner of a note that is not a United States holder. The following discussion is a summary of material United States federal tax considerations for a foreign holder of notes. Special rules may apply to certain foreign holders, such as “controlled foreign corporations”, “passive foreign investment companies”, “foreign personal holding companies”, and corporations that accumulate earnings to avoid United States federal income tax, that are subject to special treatment under the Code. These entities should consult their own tax advisors to determine the United States federal, state, local and other tax consequences that may be relevant to them.

Payments of Interest

Subject to the discussion below concerning backup withholding, payments of interest on the notes by us or any paying agent of ours to any foreign holder will not be subject to United States federal income or withholding tax provided that (i) the foreign holder does not actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock, (ii) the certification requirement, as described below, has been fulfilled with respect to the beneficial owner of the note, and (iii) the interest is not effectively connected with the conduct of a United States trade or business of the foreign holder.

The certification requirement referred to above will be fulfilled if the beneficial owner of a note certifies on IRS Form W-8BEN (or other appropriate substitute form) under penalties of perjury, that the beneficial owner is not a United States person and provides its name and address, and (1) such beneficial owner files the IRS Form W-8BEN (or other appropriate substitute form) with the withholding agent or, (2) in the case of a note held on behalf of the beneficial owner by a securities clearing organization, bank or other financial institution holding customers’ securities in the ordinary course of its trade or business that holds a note on behalf of that beneficial owner, that financial institution files a statement with the withholding agent in which it certifies, under penalties of perjury, that it has received the Form W-8BEN (or other appropriate substitute form) from the foreign holder and furnishes the withholding agent with a copy thereof.

The gross amount of payments of interest that do not qualify for the exception from withholding described above will be subject to United States withholding tax at a rate of 30% unless a treaty applies to reduce or eliminate withholding and the foreign holder properly certifies to its entitlement to those treaty benefits. If the interest on the notes, however, is effectively connected with the conduct by the foreign holder (or a partnership in which the foreign holder is a partner, or a trust or estate of which the foreign holder is a beneficiary) of a business within the United States (or if a tax treaty applies, that interest is attributable to a permanent establishment maintained in the United States by the foreign holder) then that interest will generally be subject to tax to the foreign holder in the same manner as a United States holder. In addition, that effectively connected income received by a foreign holder which is a corporation may in certain circumstances be subject to an additional “branch profits tax” at a 30% rate or, if applicable, a lower treaty rate.

Sale, Exchange or Redemption of a Note

A foreign holder generally will not be subject to United States federal income tax or withholding tax on gain realized on the sale, exchange or redemption of notes unless (i) the holder is an individual who was present in the United States for 183 days or more during the taxable year of the sale, exchange or redemption, and certain other conditions are met, or (2) the gain is effectively connected with the conduct of a trade or business of the holder in the United States and, if a treaty applies, that gain is attributable to a permanent establishment maintained in the United States by that holder.

United States Federal Estate Tax

A note held by an individual who is not for United States federal estate tax purposes a citizen or resident of the United States at the time of death will not be includable in the decedent’s gross estate for United States federal estate tax purposes, provided that (1) the holder or beneficial owner did not at the time of death actually or constructively own 10% or more of the combined voting power of our stock entitled to vote, and (2) at the time of death, payments with respect to that note would not have been effectively connected with the conduct by that foreign holder of a trade or business within the United States.

Backup Withholding and Information Reporting

Under current United States federal income tax law, a backup withholding tax at the tax rate of 30% for years 2002 and 2003, 29% for years 2004 and 2005, 28% for years 2006 through 2010 and 31% for years after 2010, and information reporting requirements apply to certain payments of principal and interest made to, and to proceeds of sale before maturity by, certain holders of the notes.

In the case of a United States holder, information reporting requirements and the backup withholding tax will apply to payments of principal or interest and to payments of the proceeds of the sale of a note if the United States holder (i) fails to furnish or certify properly its correct taxpayer identification number to the payer in the manner required, (ii) is notified by the IRS that it has failed to report payments of interest or dividends properly or (iii) under certain circumstances, fails to certify that it has not been notified by the IRS that it is subject to backup withholding for failure to report interest or dividend payments.

Backup withholding and information reporting do not apply with respect to payments made to certain exempt recipients, including a corporation (within the meaning of Code Section 7701(a)). The amount of any backup withholding imposed upon a payment to a United States holder will be allowed as a credit against that holder’s United States federal income tax liability and may entitle that holder to a refund, provided that required information is furnished to the IRS.

In the case of a foreign holder, backup withholding and information reporting will generally not apply to payments of principal or interest made by us or our paying agent (absent actual knowledge that the holder is actually a United States holder) if the holder has provided the properly required certification under penalties of perjury that it is not a United States holder or has otherwise established an exemption. Failure to provide those certifications in accordance with the requirements of the Code and applicable Treasury Regulations could subject a holder to withholding even if that holder were otherwise entitled to an exemption from withholding.

Foreign holders should consult their own tax advisors regarding the application of information reporting and backup withholding in their particular situations, the availability of an exemption therefrom, and the procedure for obtaining this exemption, if available, and the impact, if any, of the recent Treasury Regulations. Any amounts withheld from a payment to a foreign holder under the backup withholding rules will be allowed as a credit against that holder’s United States federal income tax liability and may entitle that holder to a refund, provided that required information is furnished to the IRS.

PLAN OF DISTRIBUTION

We are not using any underwriters for this exchange offer, and we are bearing the expenses of the exchange.

Each broker-dealer that receives new notes for its own account pursuant to this exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes if the old notes were acquired as a result of market-making activities or other trading activities. We have agreed that, starting on the date we issue the new notes and ending no later than the close of business on the date which is 180 days after the completion of this exchange offering, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

We will not receive any proceeds from any sale of the new notes, by broker-dealers or otherwise. New notes received by broker-dealers for their own account pursuant to this exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of these methods of resale, at market prices prevailing at the time of resale, at prices related to the prevailing market prices or negotiated prices. Any resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer and/or the purchasers of any new notes. Any broker-dealer that sells new notes that were received by it for its own account pursuant to this exchange offer and any broker or dealer that participates in a distribution of new notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit of any resale of the new notes and any commissions or concessions received by any of these persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of up to 180 days after the completion of this exchange offer, we will send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests these documents in the letter of transmittal. We have agreed to pay all expenses incident to this exchange offer, other than commissions or concessions of any brokers or dealers, and will indemnify the holders of the old notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

Certain legal matters relating to the new notes and the exchange offer will be passed upon for us by Moore & Van Allen PLLC, Charlotte, North Carolina. Some of the attorneys at Moore & Van Allen own stock in our company.

EXPERTS

The financial statements incorporated in this prospectus by reference to our Annual Report on Form  10-K for the year ended December 31, 2001 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in auditing and accounting.

NUCOR CORPORATION

Offer to Exchange $350,000,000 of its 4.875% Notes due 2012 Registered under the Securities Act, for $350,000,000 of its Outstanding Unregistered 4.875% Notes due 2012

PROSPECTUS

March 7, 2003